FILE NO. 70-9535




                    SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                           AMENDMENT NO. 3
                                 TO
                               FORM U-1

                 APPLICATION/DECLARATION UNDER THE PUBLIC
                   UTILITY HOLDING COMPANY ACT OF 1935

                          NORTHEAST UTILITIES
                          174 Brush Hill Avenue
                     West Springfield, MA 01090-0010

(Names of companies filing this statement and addresses of principal executive offices.)

NORTHEAST UTILITIES
(Name of top registered holding company)

Cheryl W. Grise
Senior Vice President, Secretary and General Counsel
Northeast Utilities Service Company
107 Selden Street
Berlin, CT 06037
(Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:


Jeffrey C. Miller, Esq.		David R. McHale	     Joanne Rutkowski, Esq.
Assistant General         	Vice President 	   LeBoeuf, Lamb, Greene &
  Counsel		               and Treasurer 	   	 MacRae, L.L.P.
Northeast Utilities		   Northeast Utilities   1875 Connecticut Ave., N.W
Service Company		       Service Company 		      Washington, D.C.  20009
107 Selden Street		     107 Selden Street
Berlin, CT 06037		      Berlin, CT 06037




Table of Contents

Item 1.		Description of the Proposed Transaction

	A.  Introduction
		1.  General Request
		2.  Overview of Transaction
	B.  Description of the Parties
		1.  Northeast Utilities and its Subsidiaries
		2.  Yankee Energy System, Inc. and its Subsidiaries
	C.  Description of the Merger
	D.  YES Reasons for the Merger
	E.  NU Reasons for the Merger

Item 2.	Fees, Commissions and Expenses

Item 3.	Applicable Statutory Provisions

	A.  Section 10(b)
		1.  Section 10(b)(1)
		2.  Section 10(b)(2)
		3.  Section 10(b)(3)
	B.  Section 10(c)
		1.  Section 10(c)(1)
			i.  Retention of Gas Properties
			ii.  Retention of Other Businesses
		2.  Section 10(c)(2)
			i.  Efficiencies and Economies
			ii.  Integrated Public Utility System
				I.  Electric System
				II.  Gas System
	C.  Section 10(f)
	D.  Other Statutory Provisions - Section 6(a) and 7

Item 4.	Regulatory Approvals
	A.  Antitrust (FTC and DOJ)
	B.  Connecticut Department of Public Utility Control
	C.  Other Regulatory Matters

Item 5. 	Procedures

Item 6	Exhibits and Financial Statements
		a.  Exhibits
		b.  Financial Statements

Item 7.	Information as to Environmental Effects
The Application/Declaration in this File, as heretofore amended, is amended and restated to read as follows:

Item 1.  Description of Proposed Transaction

A.	Introduction

This Application/Declaration seeks approvals relating to the proposed combination of Northeast Utilities ("NU" or the "Applicant"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act") and Yankee Energy System, Inc. ("YES"), currently an exempt holding company under the Act, pursuant to which YES will merge with and into a to-be-formed wholly-owned subsidiary of NU ("Merger Sub"). The merger is referred to herein as the "Transaction" or the "Merger." Merger Sub will be renamed Yankee Energy System, Inc. upon the effectiveness of the Merger and will register as a holding company pursuant to Section 5 of the Act.

NU and YES believe that their combination provides a unique opportunity for NU, YES and their respective shareholders, customers and employees to participate in the formation of a competitive energy services provider in the rapidly evolving energy services business and to share in the benefits of industry restructuring which is already occurring in Connecticut and other states. The energy industry, including both the gas and electricity segments of the business, is evolving from an industry characterized by the presence of regulated natural monopolies confined in their operations to prescribed geographical service territories into a competitive industry in which national and regional participants compete for the right to provide energy services to retail customers who increasingly have a choice in their energy supply needs. The result of these changes is the transformation of the U.S. energy industry in which energy production, transportation/transmission and distribution are reorganizing along national and regional functional lines.

NU and YES believe that, in the restructured and competitive energy industry, the post-merger NU system will be well-positioned to compete with other national and regional industry participants, a competitive position that neither NU nor YES, acting alone, would be able to achieve. The Merger will provide NU and YES with the ability to integrate their complementary lines of business: retail and wholesale natural gas and electricity sales and new merchant electric generation. A more complete description of the Merger and its anticipated benefits is contained in the Joint Proxy and Registration Statement on Form S-4 of NU and YES which is annexed as Exhibit c.1 hereto.

On October 13, 1999, NU and Consolidated Edison, Inc. ("Con Ed") announced that they had agreed to a merger to combine the two companies. The terms of their agreement are described in NU's Current Report on Form 8-K dated October 13, 1999 and the Exhibits thereto. NU expects the Con Ed merger to take 12 to 18 months to consummate, and presently intends to follow its announced schedule to consummate the YES merger in the first quarter of 2000, assuming all approvals are obtained. The NU/Con Ed merger will be the subject of a separate application to the Commission.

NU and YES believe that their combination offers significant strategic and financial benefits to each company and to their respective shareholders , as well as to their employees and customers. These benefits include, among others: (i) maintenance of competitive rates that will improve the combined entity's ability to meet the challenges of the increasingly competitive environment in both the electric and gas utility industry, (ii) over time a reduction in operating costs and expenditures resulting from integration of corporate and administrative functions, including the elimination of duplicative positions, limiting duplicative capital expenditures for administrative and customer service programs and information systems, and savings in areas such as legal, audit and consulting fees, (iii) greater purchasing power for items such as fuel and transportation services, general and operational goods and services, (iv) more controlled expansion into non-core utility businesses, (v) expanded management resources and ability to select leadership from a larger and more diverse management pool, and (vi) a financially stronger company that, through the use of the combined capital, management, human resources and technical expertise of each company, will be able to achieve greater financial stability and strength and greater opportunities for earnings and dividend growth. NU and Yankee believe that over time synergies created by the Transaction will generate cost savings to the surviving company which would not be available to the separate companies absent the Transaction.

The Transaction was approved by the Board of Directors of YES on June
14, 1999, by the shareholders of YES on October 12, 1999 and by the Board of Trustees of NU on June 8, 1999. NU and YES submitted a joint application requesting approval of the Transaction to the Connecticut Department of Public Utility Control (the "DPUC") and a combined proxy and registration statement on Form S-4 to the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933 and the Securities Exchange Act of 1934 (the "Exchange Act") during the first week of August, 1999. NU and YES made the required filings with the Antitrust Division of the U.S. Department of Justice and the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended on October 29, 1999 and requested acceleration of the waiting period. YES will also be seeking the approval of the Federal Communications Commission to transfer certain telecommunications licenses necessary for the operation of YES' gas business. See Item 4 below for additional detail regarding these regulatory approvals. Apart from the approval of the Commission under the Act, the foregoing approvals are the only regulatory approvals presently expected to be required for the Transaction. In order to permit timely consummation of the Transaction and the realization of the benefits it is expected to produce, the Applicant requests that the Commission's review of this Application/Declaration proceed as expeditiously as practicable.

1.	General Request

Pursuant to Sections 9(a)(1) and 10 of the Act, the Applicant hereby requests authorization and approval of the Commission for NU to acquire, by means of the direct merger described below, all of the issued and outstanding common stock of YES, a Connecticut corporation and an exempt holding company with one subsidiary that is a gas utility company as defined in Section 2(a)(4) of the Act, all pursuant to an Agreement and Plan of Merger dated as of June 14, 1999 by and between NU and YES (the "Merger Agreement"), a copy of which is attached hereto as Exhibit b.1. The Merger Agreement provides for the merger of YES with and into Merger Sub with Merger Sub to be the surviving corporation. Upon completion of the Merger, Merger Sub will have changed its name to Yankee Energy System, Inc. and will register as a holding company pursuant to Section 5 of the Act. The Applicant also hereby requests that the Commission approve (i) the formation of Merger Sub, (ii) the issuance of a sufficient number of shares of NU Common Shares, $5.00 par value per share, (the "NU Common Shares") to satisfy the stock portion of the consideration payable (approximately $215 million) in connection with the Transaction, (iii) the issuance of short- or long- term debt by NU in an aggregate amount not exceeding $275 million to satisfy the cash portion of the consideration payable in connection with the Transaction and to refund and replace debt initially issued and (iv) the retention of certain utility and nonutility subsidiaries.

2.	Overview of the Transaction

NU proposes to cause (i) the organization of Merger Sub under the laws of the State of Connecticut as a new wholly-owned first tier subsidiary of NU and (ii) the issuance by Merger Sub and acquisition by NU of one hundred shares of the common stock, par value $10 per share of Merger Sub for $1,000. Pursuant to the Merger Agreement, YES will merge with and into Merger Sub. Holders of the common stock of YES will receive consideration in cash and NU Common Shares valued at $45.00 per YES share contributed to Merger Sub by NU. Each YES shareholder can elect the form of consideration he or she would like to receive, but this election is subject to proration and adjustment. Under the Merger Agreement, 55% of all issued and outstanding YES shares will be exchanged for cash, and 45% will be exchanged for NU Common Shares. If YES shareholders owning more than 55% of YES shares elect to receive cash, the number of YES shares converted into cash will be less than the number elected. Similarly, if YES shareholders owning more than 45% of YES shares elect to receive NU Common Shares, the number of YES shares converted into stock will be less than the number elected.

Merger Sub, as a wholly-owned subsidiary of NU and as successor to YES, will become a registered holding company under the Act and will act as the holding company for NU's post-merger operating gas utility subsidiary and related companies. The primary reasons for Merger Sub to register under the Act is (i) to enable Merger Sub to benefit from the advantages provided to registered gas holding companies under the Gas Related Activities Act (Pub.
L. No. 101-572, 104 Stat. 2810 (Nov. 15, 1990), codified as a note to section 11 of the Act) and (ii) to enable NU, if it so desired, to acquire additional gas utility companies using YES as the holding company for such additional systems. NU's existing operating electric utility subsidiaries, will remain direct operating subsidiaries of NU. Accordingly, upon consummation of the Transaction, NU will be a registered holding company owning an integrated electric utility system consisting of four electric public utility companies and an integrated gas utility system consisting of a registered gas utility holding company owning one gas public utility company and other nonutility subsidiaries. Prior to completion of the Merger, NU will file one or more additional applications-declarations under the Act with the Commission with respect to future financing arrangements of the companies, ongoing activities, and other investments of, and other matters pertaining to, the combined company after giving effect to the Merger and the registration of Merger Sub as a holding company.

NU currently anticipates that the full amount necessary to fund the cash consideration to be paid to YES shareholders will be financed through debt issued by NU. NU requests Commission authorization to issue from time to time through June 30, 2002, short or long-term debt securities in an amount sufficient to satisfy the cash portion of the consideration in connection with the Transaction, estimated not to exceed $275 million and to refund and replace any and all debt securities initially issued. Such debt securities may include notes, debentures and medium-term notes and/or borrowings from banks and other financial institutions. Any long-term debt security would have such designation, aggregate principal amount, maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, non-refunding provisions, sinking fund terms and other terms and conditions as NU may determine at the time of issuance.

        The effective cost of money on short-term debt borrowings occurring pursuant to the authorizations granted under the Application will not exceed at issuance 400 basis points over the comparable term London Interbank Offered Rate ("LIBOR") and the effective cost of money on long-term borrowings pursuant to authorizations granted under the Application will not exceed at issuance 400 basis over comparable term U.S. Treasury securities. The maturity of indebtedness will not exceed 10 years from the date of issuance and the underwriting fees, commissions, or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to the Application will not exceed 2.5% of the principal or total amount of the financing.

B.	Description of the Parties

		1.	Northeast Utilities and its subsidiaries

Northeast Utilities is the parent of a number of companies comprising the Northeast Utilities system (the "System") and is not itself an operating company. The System has traditionally furnished franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through three of NU's wholly owned subsidiaries, The Connecticut Light and Power Company ("CL&P"), Public Service Company of New Hampshire ("PSNH") and Western Massachusetts Electric Company ("WMECO"), and has additionally furnished retail electric service to a limited number of customers through another wholly owned subsidiary, Holyoke Water Power Company ("HWP"), doing business in and around Holyoke, Massachusetts. In addition to their retail electric service business, CL&P, PSNH, WMECO and HWP (including its wholly owned subsidiary, Holyoke Power and Electric Company) (collectively, the "NU Operating Companies") together furnish wholesale electric service to various municipalities and other utilities throughout the Northeast. The System serves approximately 30 percent of New England's electric needs and is one of the 24 largest electric utility systems in the country as measured by revenues.

	North Atlantic Energy Corporation is a special-purpose operating subsidiary of NU that owns a 35.98 percent interest in the Seabrook nuclear generating facility ("Seabrook") in Seabrook, New Hampshire, and sells its share of the capacity and output from Seabrook to PSNH under two life-of-unit, full-cost recovery contracts.

	Several wholly owned subsidiaries of NU provide support services for the System companies and, in some cases, for other New England utilities.
Northeast Utilities Service Company ("NUSCO") provides centralized accounting, administrative, information resources, engineering, financial, legal, operational, planning, purchasing and other services to the System companies. North Atlantic Energy Service Corporation has operational responsibility for Seabrook. Northeast Nuclear Energy Company acts as agent for the System companies and other New England utilities in operating the Millstone nuclear generating facilities in Waterford, Connecticut. Three other subsidiaries (Rocky River Realty Company, The Quinnehtuk Company, and Properties, Inc.) construct, acquire or lease some of the property and facilities used by the System companies.

	In January 1999, NU added three new corporations to the System: NU Enterprises, Inc. ("NUEI"), Northeast Generation Company ("NGC") and Northeast Generation Services Company ("NGS"). NUEI, a direct subsidiary of NU, will act as a holding company for the System's unregulated businesses. NGC, a subsidiary of NUEI, will acquire and manage generating facilities. NGS, another subsidiary of NUEI, will provide services to the electric generation market as well as to large commercial and industrial customers in the Northeast. Also in January 1999, NU transferred to NUEI the stock of three other of its subsidiaries, making them wholly owned subsidiaries of
NUEI: Select Energy, Inc. ("Select Energy"), HEC Inc. ("HEC") and Mode 1 Communications, Inc. ("Mode 1"). (See, generally, Commission Orders dated November 12, 1998 (HCAR No. 26939) and may 19, 1999 (HCAR No. 27029). These companies engage, either directly or indirectly through subsidiaries, in a variety of energy-related and telecommunications activities, as applicable, primarily in the unregulated energy retail and wholesale commodity, marketing and services fields. In addition, Select Energy Portland Pipeline, Inc., a subsidiary of NUEI was formed as a single purpose Rule 58 subsidiary to hold a 5% partnership interest in the Portland Natural Gas Transmission System Partnership, the partnership that owns and operates the Portland Natural Gas Transmission Pipeline. Lastly, Merger Sub, a to-be-formed wholly-owned direct subsidiary of NU, will be created, upon approval by the Commission, in accordance with section 2 above, to carry out the Merger and become a registered holding company for the NU system gas operations.

	The System companies traditionally have owned and operated a fully integrated electric utility business. Restructuring legislation in New Hampshire, Massachusetts and Connecticut, however, will now require PSNH, WMECO and CL&P, respectively, to separate the distribution and transmission functions of their business from the generation function by mandating the sale of fossil fuel and hydroelectric generation. In July 1999, WMECO closed on the sale of its fossil generating plants. On July 6, 1999, CL&P and WMECO announced the results of their auction of CL&P's non-nuclear generating assets and WMECO's remaining non-nuclear generating assets. Approximately 2,235 megawatts of fossil-fueled generating assets will be sold to a third party and 1,329 megawatts of hydro-powered generating assets will be sold to NGC.

CL&P, PSNH and WMECO furnish retail delivery franchise service in 149, 198 and 59 cities and towns in Connecticut, New Hampshire and Massachusetts, respectively. In 1998, CL&P furnished retail franchise service to approximately 1.11 million customers in Connecticut, PSNH provided retail service to approximately 422,000 customers in New Hampshire and WMECO served approximately 196,000 retail franchise customers in Massachusetts. HWP serves 32 retail customers in Holyoke, Massachusetts.

	The following table shows the sources of 1998 electric revenues based on categories of customers:


                 CL&P       PSNH    WMECO    Total System

Residential		      41%        32%     39%      41%
Commercial		       37         27      35       34
Industrial		       13         17      20       15
Wholesale*		        7         23       5        9
Other			            2          1       1        1
	                 ----       ----    ----     ----
Total		           100%       100%     100%      100%

* Includes capacity sales and sales from PSNH to CL&P and WMECO.

	Competition in the energy industry continues to grow as a result of legislative and regulatory action, technological advances, relatively high electric rates in certain regions of the country, including New England, and the increased availability of natural gas. These competitive pressures are particularly strong in New England, where legislatures and regulatory agencies in these states have been at the forefront of restructuring of the electric industry. Changes in this industry are expected to place downward pressure on prices and to increase customer choice through competition.

	In April 1996, FERC issued its final open access rule (Order 888) to promote competition in the electric industry. Order 888 requires, among other things, all public utilities that own, control or operate facilities used for transmitting electric energy in interstate commerce to file an open-access, nondiscriminatory transmission tariff and to take transmission service for their own new wholesale sales and purchases under the open access tariffs. NU System Companies have one in place and take service under that tariff. Order 888 also supports full recovery of legitimate, prudent and verifiable wholesale stranded costs, but indicates that FERC will not interfere with state determinations of retail stranded costs.

	In a companion order to Order 888 (Order 889), FERC also required electric utilities to develop and maintain a same-time information system that will give existing and potential transmission users the same access to transmission information that the electric utility enjoys, and required electric utilities to separate transmission from generation marketing functions pursuant to standards of conduct. The System companies are complying with the requirements of Order 889. In 1998, the System companies collected approximately $34 million in incremental transmission revenues from other electric utility generators.

In April 1998, Connecticut enacted comprehensive electric utility restructuring legislation. The legislation provides a clear path to competition in the state, while permitting, subject to mitigation requirements, utilities to recover their stranded costs. CL&P is subject to this legislation.

	Similar restructuring laws are planned or in place in both Massachusetts and New Hampshire.

2.	Yankee Energy System, Inc. and its Subsidiaries

Yankee Energy System, Inc. ("YES"), is a public utility holding company incorporated in Connecticut in 1988. The Company is primarily engaged in the retail distribution of natural gas through its wholly-owned subsidiary, Yankee Gas Services Company ("Yankee Gas"), a Connecticut public utility service company. Yankee Gas serves approximately 185,000 residential, commercial and industrial customers in 69 cities and towns in Connecticut. The Company is exempt from registration under the Act under Section 3(a)(2) of the Act. YES is the holding company for Yankee Gas and four active non-utility subsidiaries, NorConn Properties, Inc. ("NorConn"), Yankee Energy Financial Services Company ("Yankee Financial"), Yankee Energy Services Company ("YESCo") and R.M. Services, Inc. ("RMS"). These companies are referred to collectively herein as "the Yankee Energy System." YES' business essentially is confined to the ownership of its subsidiaries. Yankee Gas, the principal subsidiary of YES, is a Connecticut corporation that purchases, distributes and sells natural gas at retail in Connecticut.

All four non-utility subsidiaries are Connecticut corporations. NorConn was formed in 1988 to hold property and facilities of the Yankee Energy System. Yankee Financial, incorporated in 1992, provides customers with financing for energy equipment installations. YESCo provides a wide range of energy-related services for its customers. Through its YESCo Controls division, incorporated in November 1996, such services include comprehensive building automation with engineering, installation and maintenance of building control systems. Through its YESCo Mechanical Services division, customers are provided comprehensive heating, ventilation and air-conditioning (HVAC), boiler and refrigeration equipment services and installation. RMS was formed in 1994 to provide debt collection service to utilities and other businesses nationwide. YES, Yankee Gas, Yankee Financial, NorConn, and YESCo, are predominantly intrastate in character.

	Yankee Gas purchases, distributes and sells natural gas to approximately 185,000 residential, commercial and industrial users in Connecticut. Its service territory consists of 69 cities and towns, and covers approximately 1,995 square miles, all in Connecticut and all within the service territory of CL&P. Until YES was formed in 1988, Yankee Gas' gas business was part of the NU system and was operated by CL&P on a fully integrated and coordinated part of the NU system companies. NU divested Yankee Gas in 1989 through the spin-off to its shareholders of the stock of YES, and believes that the re-combination of Yankee Gas and NU will be facilitated and enhanced by the companies' shared past.

	Yankee Gas' assets include distribution lines (mains and services), meters, pumps, valves and pressure and flow controllers, all located in Connecticut. Yankee Gas owns approximately 2,820 miles of distribution mains, 133,033 service lines, and 185,000 active meters for customer use, all located in Connecticut. Yankee Gas also owns and operates various propane facilities and six gas storage holders, all located in Connecticut. Yankee Gas also contracts for storage capacity with other energy and pipeline companies. Yankee Gas operates the largest natural gas distribution system in Connecticut as measured by number of customers and size of service territory. Total throughput (sales and transportation) for fiscal 1998 was 47.1 billion cubic feet. In fiscal 1998, total gas operating revenues were comprised of the following: 47% residential; 26% commercial; 18% industrial; and the remaining 9% other. Yankee Gas provides firm gas sales service to customers who require a continuous gas supply throughout the year, such as residential customers who rely on gas for their heating, hot water, and cooking needs. Yankee Gas also provides interruptible gas sales service to certain commercial and industrial customers that have the capability to switch from natural gas to an alternative fuel on short notice. Yankee Gas can interrupt service to these customers during peak demand periods. Yankee Gas offers firm and interruptible transportation services to customers who purchase gas from sources other than Yankee Gas. In addition, Yankee Gas performs gas exchanges and capacity releases to marketers to reduce its overall gas expense.

	Yankee Gas sells gas to its retail customers under rate schedules filed with and approved by the DPUC. Firm sales rates are subject to monthly adjustments pursuant to a Purchased Gas Adjustment ("PGA") clause approved by the DPUC. The PGA passes through to customers the cost of gas purchased by Yankee Gas. The PGA is designed to collect or refund differences between actual purchased gas costs and the costs included in Yankee Gas' base rates.
In 1997, the DPUC conducted a review of the Connecticut local distribution companies' ("LDC") PGA mechanism to determine if any changes were warranted. The most significant change approved by the DPUC was the authorization for LDCs to pass on to customers the costs of the Connecticut Gross Earnings Tax related to PGA revenues.

	FERC Order No. 636. In implementing Order No. 636, the FERC recognized that the restructuring of the pipelines' traditional services would cause pipelines to incur transition costs in several areas. The FERC has permitted certain transition costs to be recovered by the pipeline companies from their customers.

	In July 1994, the DPUC issued an order permitting the recovery of transition costs billed by pipelines under FERC Order No. 636 through various
mechanisms authorized by the DPUC.   Though September 30, 1998, Yankee Gas
has paid approximately $20.5 million of transition costs and an additional $2.5 million are anticipated. To date, Yankee Gas has collected $46.3 million through a combination of credits received from pipeline refunds, capacity release agreements, deferred gas costs credits, off system sales margins and excess interruptible margins. The DPUC approved a settlement agreement in January 1996 and an amendment thereto in October 1997 between Yankee Gas and the Connecticut Office of Consumer Counsel that permits Yankee Gas to retain over-collected transition cost credits to offset certain deferred regulatory assets. As of September 30, 1998, excess collections of approximately $25.8 million were applied against the deferred regulatory assets specified in the agreement.

	In January 1996, the DPUC, in response to Order No. 636, authorized the Connecticut LDCs to offer unbundled firm transportation rates to its commercial and industrial customers. The DPUC's decision permits Yankee Gas to offer a variety of service options to its commercial and industrial firm transportation customers. Yankee Gas implemented new firm transportation rates and services in April 1996. In October 1998, the DPUC issued a decision making a number of modifications to the commercial and industrial firm transportation program. These modifications, effective January 1, 1999, are designed to simplify and improve the program based on the initial firm transportation experience. As of September 30, 1998, Yankee Gas had approximately 3,100 customers under firm transportation service. The migration by existing customers to transportation service will result in decreased revenues for Yankee Gas, as that portion of revenues representing gas costs will be borne directly by these customers who will purchase their own gas directly. Yankee Gas, however, does not expect customer migrations to transportation service to affect its net income because under DPUC regulation, the cost of gas has traditionally been a pass through item with no income impact. The DPUC's October 1998 decision did not address Yankee
Gas' revenue requirement.

	Order No. 636 also authorizes LDCs to make off system sales or to release firm pipeline capacity and Yankee Gas has engaged in these activities to maximize revenues and for effective gas supply planning.

	Yankee Gas faces competition from other gas suppliers. In the past, LDCs did not directly compete with other suppliers of gas for retail customers because the territories they serve are fixed by franchise.
However, since 1996 in Connecticut, other suppliers, who registered with the DPUC, began marketing efforts within Yankee Gas' service territory to supply the gas while Yankee Gas provides the transportation service necessary through its distribution system. NU and YES believe that deregulation of the sale of natural gas has created an opportunity for their commercial and industrial customers to achieve savings on the purchase price of natural gas by helping customers lower the purchase price of natural gas.

	Federal regulation also permits customers within Yankee Gas' franchise to connect directly with transmission pipelines and bypass Yankee Gas' distribution system under blanket certificates granted by the FERC. These certificates allow gas to be sold, but not necessarily delivered, in the service territory of another LDC. Within Yankee Gas' service territory, Yankee makes available its transportation services to move other parties' gas through its distribution system. However, a Connecticut statute currently prohibits an interstate pipeline from bypassing an LDC without the DPUC's prior approval.

C.	Description of the Merger

	The Merger Agreement provides that YES will merge into Merger Sub, a to-be-formed wholly-owned subsidiary of NU. Merger Sub will be the surviving company and will continue to conduct YES' businesses as a direct, wholly owned subsidiary of NU. Merger Sub will change its name to Yankee Energy System, Inc. as part of the Merger. In the Merger, each outstanding YES share (other than those that are held by YES shareholders who have not voted in favor of the Merger and have properly demanded dissenters' rights) will be converted into the right to receive cash or NU Common Shares having a value of $45 per share of YES common stock. The total consideration to be paid by NU for the outstanding shares of YES common stock will be approximately $478 million, based on approximately 10.6 million shares of YES common stock outstanding. YES shareholders can choose to convert some or all of their YES shares into cash and others into NU Common Shares.

	Each YES shareholder can elect the form of consideration he/she would like to receive, but this election is subject to proration and an adjustment driven by tax considerations so that 55% of all issued and outstanding YES shares will be exchanged for cash (or $263 million in the aggregate), and 45% will be exchanged for NU Common Shares having an aggregate value of approximately $215 million. If YES shareholders owning more than 55% of YES shares elect to receive cash, the number of YES shares converted into cash will be less than the number elected. Similarly, if YES shareholders owning more than 45% of YES shares elect to receive NU Common Shares, the number of YES shares converted into stock will be less than the number elected.

	The per share cash consideration amounts to $45.00 in cash, without interest. The per share stock consideration is that number of NU Common Shares equal to $45.00 divided by the average closing trading price of NU Common Shares 20 trading days prior to the second trading day before the date the Merger becomes effective.

	The Transaction is subject to customary closing conditions, including the approval of the Commission. In addition, if the Merger does not become effective within 6 months after the date of YES shareholder approval, October 12, 1999, the per share merger consideration will be increased by $.005 per day or approximately $.15 per month per share. Moreover, if the Merger is not consummated by September 14, 2000, solely because of NU's failure to obtain Commission authorization under the Act, YES can terminate the Merger Agreement and NU would have to pay YES a "break-up" fee of $1.00 per share, or approximately $10.625 million. The Merger Agreement also contains other termination provisions as are customary in merger transactions generally.
The Transaction is designed to qualify as a tax-free reorganization under
Section 368 of the Internal Revenue Code of 1986, as amended.

	The Merger Agreement contains certain covenants relating to the conduct of business by the parties pending the consummation of the Transaction, which are customarily contained in merger transactions generally. As a general matter, among other things, YES must carry on its business in the ordinary course consistent with past practice, and may not increase dividends beyond specified levels or issue capital stock, all except as otherwise specified.
The Merger Agreement also contains customary restrictions on, among other things, charter and bylaw amendments, capital expenditures, acquisitions, dispositions, incurrence of indebtedness and certain increases in employee compensation and benefits and affiliate transactions.

Following consummation of the Transaction, the NU Board of Trustees will be expanded by two positions which will be filled by two current outside directors of YES selected by NU. The board of directors of Merger Sub will consist of 7 directors, three of which will be current directors of YES designated by NU and the other four will be selected by NU. Upon consummation of the Transaction, members of the senior management of YES are expected to remain members of senior management of either YES, NU or other NU subsidiaries.

	NU and YES believe that the Merger will give the combined company the platform it needs for growth in a region that is rapidly deregulating, allowing the company to market its portfolio of energy products to a broad customer base.

When the Merger is complete the companies expect the combined company will have the following primary businesses:

     o    retail natural gas and unregulated electricity sales;

     o    electric and gas distribution;

     o wholesale natural gas and electricity sales and electric transmission; and

     o    electric generation.

	The companies intend to integrate these complementary businesses, subject to applicable state and federal regulatory requirements. The complementary nature of these businesses will over time result in lower costs and in improved service. These businesses will not only serve existing retail and wholesale customers, but will reach out to new customers as a full service energy provider as both gas and electricity deregulation proceeds. Applicant expects to achieve enhanced revenues and net income in the future through increased efficiency in providing energy to customers, whether gas or electric, and more competitive rates.

	In addition, the Merger will ultimately enable the combined company to realize cost savings from elimination of duplicate corporate and administrative programs, greater efficiencies in operations and business processes, and streamlined purchasing practices.

D.	YES Reasons for the Merger

	YES has been seeking to position itself to take full advantage of the increased growth of the gas business that is resulting and will result from the increased competition in gas marketing and the deregulation of the electric industry. Over the past several years, YES' Board of Directors had reviewed strategic options available to the Yankee Energy System to take advantage of these opportunities and provide benefits for its customers, shareholders and employees. Among the options considered during this time were (1) remaining an independent and small-sized company concentrated in the business of gas distribution in Connecticut; (2) growing the company through increased emphasis on diversification into non-regulated businesses; (3) looking for a merger partner of similar size; and (4) looking for a merger partner of larger size.

	Prior to the third quarter of 1998, management's efforts were directed primarily to diversification activities through YESCo and RMS. During the fourth quarter of 1998, the RMS business was showing strong potential, but YESCo's diversification efforts had not yielded the magnitude of earnings growth necessary to justify further substantial investment by YES, given YES' size. During this period, the pace of consolidation within the gas industry had picked up and electric utility companies were showing increased interest in acquiring gas utilities due to the perceived advantage of being able to offer customers multiple energy products and services, utilizing both electricity and natural gas in a growing competitive environment.
Accordingly, in the period October 1998 through April 1999, YES undertook various activities to explore potential business combinations.

	In concluding that the Merger was in the best interests of YES and its shareholders, YES' Board of Directors considered a variety of factors, including an analysis of the Yankee Energy System's businesses, current and future financial condition, current earnings and earnings prospects, the competitive business environment and changing regulatory environment facing a relatively smaller company such as Yankee Gas; alternatives, including the prospects of continuing to operate as a small sized independent gas distribution company or attempting to acquire other smaller distribution companies in New England; the per share consideration to be paid in the Merger; and its assessment of NU's future prospects and business strategy.

	Based on these considerations, the Board determined that the benefits resulting from this Merger will position YES, as part of the NU System, as one of the premier energy distribution companies and provider of energy-related services in the northeastern United States.

E.	NU Reasons for the Merger

	The economic benefits achievable through the combination of natural gas with electric power operations serve the public interest by enabling energy suppliers to satisfy the needs of consumers more efficiently. Given the fundamental structural changes in the industry, the proposed transaction clearly provides NU with an efficient way to resume its involvement in the natural gas business, which in turn will allow the NU System utilities, including Yankee Gas, to remain competitive with the growing number of energy services companies offering customers a choice of fuels to meet their energy needs.

	Following the Merger, the NU System electric utility companies will face the same competitive forces from other electric suppliers as prior to the Merger, just as Yankee Gas will face the same competitive forces it faces today. NU believes that it is possible for the gas business of Yankee Gas to grow since there is significant room for additional consolidations among New England's many small gas utilities. Prospects for the growth of Yankee Gas operations, with the increased financial flexibility and strength provided to it as part of the NU System, are strong. The saturation rate for gas in the towns served by Yankee Gas is 33%. Gas penetration in New England is 45%, below the national average. Yankee Gas also has one of the most modern gas systems in the region, with a high level of plastic and high-grade steel pipes.

	As an energy services company with electric and natural gas subsidiaries, NU will be positioned to offer its residential, commercial, industrial, and municipal customers the convenience and efficiency of service by a single energy provider with reduced transaction costs incurred in gathering and analyzing information, contacting energy suppliers, negotiating terms of services and paying bills. At the same time, NU's shareholders and employees will benefit from an energy service company that is better able to respond to a competitive environment, better able to remain an attractive investment opportunity for shareholders, and better able to remain an appealing employer for utility employees.

	This Merger also represents a logical step in reaching the goal of NU senior management to strategically, financially and technologically position NU to remain the leading energy company in the region and become within the next few years one of the top five providers of energy products and services and a major energy trader in the Northeast. As part of this strategy, NU will retain its regulated transmission and distribution companies as the foundation of the NU System. These operations represent NU's core competencies and embody its century-old history of delivering power to its customers. Since the natural growth of NU's regulated electric business is limited, however, by the modest growth of electric consumption in New England, NU has undertaken various initiatives to spur increases in revenues from regulated operations. These initiatives include pursuing opportunities for business expansion in both the electric and natural gas distribution businesses by, for example, combining with natural gas utilities such as YES.

Item 2. Fees, Commissions and Expenses

	The fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the Applicant are estimated to total approximately $10 million, as follows:

	Accountant Fees			                  $*
	Fees for outside counsel		   	      $*
	Investment Bankers' Fees
		Credit Suisse-First Boston		       $5,100,000**
	Fees and Expenses relating to
		Financing the Merger			            $*
	Hart-Scott-Rodino Fees			           $45,000
	SEC Filing Fees relating to
	Registration Statement on Form S-4		 $*
	Printing and delivery				            $*
	Miscellaneous costs				              $*

* to be filed by amendment.
** estimated.

	None of such fees, commission or expenses will be paid to any associate company or affiliate of the Applicant except for payments by NU for financial and other services, to be performed at cost by NUSCO, an affiliated service company.

Item 3. Applicable Statutory Provisions

	The following sections of the Act and the Commission's rules thereunder are or may be applicable to the authorization being sought hereunder by the
Applicant:  6(a), 7, 9(a), 10 and by reference Section 11.

	To the extent that other sections of the Act or the Commission's rules thereunder are deemed applicable to the Transaction, such sections and rules should be considered to be set forth in this Item 3.

	Section 9(a)(2) makes it unlawful, without approval of the Commission under Section 10, "for any person . . . to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate [under Section 2(a)(11)(A) of the Act] . . . of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." Under the definition set forth in Section 2(a)(11)(A), an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company."

	Yankee Gas and the NU Operating Companies are public utility companies as defined in Section 2(a)(5) of the Act. Because NU, an "affiliate" of the NU Operating Companies within the meaning of Section 2(a)(11) of the Act, will acquire more than five percent of the voting securities of YES as a result of the Transaction, and will thereby become an affiliate of Yankee
Gas, NU must obtain the approval of the Commission for the Transaction under Sections 9(a)(2) and 10 of the Act. The statutory standards to be considered by the Commission in evaluating the proposed transaction are set forth in Sections 10(b), (c) and (f) of the Act.

	As recognized throughout Commission decisions and in the comprehensive report issued by the Division of Investment Management in June 1995 entitled "The Regulation of Public-Utility Holding Companies" (the "Division Report"), the framers of the Act understood the need and intended for the Act to be interpreted in a flexible manner, taking into account changes in the nature of the utility industry over time. While the Applicant believes that the requested authorization is within existing precedent, changes in the industry make the case for the transaction even more compelling. For example, one change that the Commission has recently explicitly recognized is that "the utility industry is evolving towards a broadly based energy-related business." (Consolidated Natural Gas Company, HCAR No. 26512 (April 30, 1996) As will be discussed in greater detail below, this fundamental evolution influences not only the appropriate notion of what a utility system consists of, but also affects the value of benefits gained by becoming a full energy services utility system.

	Furthermore, this Transaction also provides an opportunity for the Commission to follow certain of the interpretive recommendations made in the Division Report as well as certain of the Commission's recent precedents concerning the formation of new holding companies consisting of both electric utilities and gas utilities. A number of the recommendations contained in the Division Report serve to strengthen the Applicant's analysis and would facilitate the acquisition of YES by NU, thus creating a company better able to compete in the rapidly evolving utility industry. The Division's overall recommendation that the Commission "act administratively to modernize and simplify holding company regulation . . . and minimize regulatory overlap, while protecting the interests of consumers and investors," should be used in reviewing this Application/Declaration since, as demonstrated below, the Transaction will benefit both consumers and shareholders of NU and it is anticipated that the other federal and state regulatory authorities with jurisdiction over this Transaction will approve it as in the public interest. The Applicant believes that this Transaction is in accord with the recent Commission decisions approving the retention of gas properties by newly merged combination electric and gas companies under a registered holding company and also is consistent with, and furthers the policy, of fostering the creation of competitive energy services companies as the energy industry continues its evolution towards a more competitive market. It is noted that in the precedents of the Commission approving a registered holding company consisting of both an electric utility and a gas utility, at least one of the merger partners in those transactions was already a combination electric and gas company and the Commission was addressing the question of whether an additional system could be retained by the principal system rather than acquired. (See, WP Holdings, Inc. HCAR No. 26856 (April 14, 1998), New Century Energies, Inc. HCAR No. 26748 (August 1, 1997). In the instant situation, NU, a registered electric utility holding company, is acquiring YES, an exempt gas utility holding company, and, thus, the Transaction is the first time the Commission is presented with the question of whether a "pure" electric registered holding company can acquire a "pure" gas company where the approval being sought is of the acquisition not the retention. (As noted below, the Commission has approved an exempt "pure" electric utility's acquisition of an exempt "pure" gas utility. See, TUC Holdings, Inc., HCAR No. 35-2674 (Aug. 1, 1997)).

	The Applicant believes the Commission should approve the Transaction as a matter of policy and as a matter of fairness and can approve the Transaction as a matter of law. First, the Commission has already acknowledged that the electric and gas industries are converging and that separation of gas and electric businesses may cause the separated entities to be weaker competitors than they would otherwise be together. (New Century Energies, Inc., HCAR No. 26748 (Aug. 1, 1997)). The Commission has recognized and accepted the changing nature of the energy industry and, in particular, the fact that the combination of electric and gas operations in a single company offers that company a means to compete more effectively in the emerging energy services business in which a few cents can make the difference between economic success and economic failure. WPL Holdings, Inc., HCAR No. 26856 (April 14, 1998), aff'd sub nom., Madison Gas and
Electric Company v. Securities and Exchange Commission, (D.C. Cir. 1999). In the present Transaction, the lost economies that would follow from denial of approval for the Merger are substantial, both quantitatively and qualitatively. Second, as indicated, the Commission has allowed exempt holding companies to acquire gas utilities and thereby to become combination companies, (see TUC Holding Company, HCAR No. 26749 (August 1, 1997), and Houston Industries Incorporated, HCAR No. 26744 (July 24, 1997)), and has allowed newly formed registered holding companies to retain their combination assets. (See WPL Holdings, Inc., HCAR No. 26856 (April 14, 1998) and New Century Energies, Inc., HCAR No. 26748 (Aug. 1, 1997)). Lastly, the proposed Merger seeks to combine two utility companies that had previously operated as a combination company for 22 years. The two companies share a rich history and many employees of one company had previously worked for the other. This factor should also be considered in determining whether the Merger is consistent with public policy.

	The Transaction satisfies all of the requirements of Section 10 and should therefore be approved. Specifically, as the following discussion more fully explains:

1.	 the Transaction will not tend towards interlocking relations or the concentration of control of public utility companies to the detriment of investors and consumers;

2.	the consideration, including all commissions and fees, to be paid in connection with the Transaction is reasonable;

3.	the Transaction will not unduly complicate the capital structure of the NU holding company system;

4.	the Transaction is in the public interest and the interests of consumers and investors;

5.	the Transaction will tend towards the development of an integrated gas utility system; and

6.	the Transaction will comply with all applicable State laws.

A.	Section 10(b)

		1.	Section 10(b)(1)

	Section 10(b)(1) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers. The Applicant believes that the Merger will not tend toward interlocking relationships or concentration of control that would be detrimental to the public interest or the interest of investors or consumers because (i) following the Merger, CL&P and Yankee Gas will remain subject to regulation by the DPUC which operates pursuant to regulations specifically designed to protect the public interest and the interests of consumers; (ii) the Merger will not increase the size of the NU system dramatically and after the Merger, NU will be a holding company comparable in size to or smaller than other utility holding companies that the Commission has approved; and
(iii) as a result of the Merger, NU expects, over time, to achieve economies of scale and efficiencies and expects to be able to compete more effectively in the evolving utility industry, which will benefit both shareholders and ratepayers and will be in the public interest.

Interlocking Relations. With regard to interlocking relations, any merger, by its nature, results in new links between theretofore unrelated companies. However, these links are not the types of interlocking relationships targeted by Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operating synergies. Under the terms of the Merger Agreement, following consummation of the Transaction, the NU Board of Trustees will be expanded by two positions which will be filled by two current outside directors of YES designated by NU. The board of directors of Merger Sub will consist of 7 directors, three of which will be current directors of YES designated by NU to serve on Merger Sub's board and the other four will be selected by NU. In addition, members of the senior management of YES are expected to remain as members of senior management of Merger Sub or other NU system companies. This combination of existing NU and YES management is necessary to integrate YES fully into the NU system and will help NU realize the expected synergies from the Merger. In addition, such continuity in management will help to assure the responsiveness of NU management to local regulation and to other essentially local interests (e.g., consumers, labor, etc.).

Regulation. Both CL&P and Yankee Gas are currently, and following the Merger will remain, subject to the jurisdiction of the DPUC with regard to rates, terms and conditions for service, affiliate transactions, service territory and various other matters. The level of regulatory authority of the DPUC over CL&P and Yankee Gas will not be affected in any manner by the Merger. Accordingly, the presence of continuing state regulation will help to ensure that that the Merger will not have a detrimental effect on the public interest or consumers. Moreover, rather than provide a means for evading regulation, the Transaction, by virtue of the fact that YES will be a part of a holding company registered under the Act, will in fact increase the regulation to which YES is currently subject and not affect the regulation to which NU is subject. In the Division Report at p. 73-4, the Division of Investment Management recommended that the Commission approach its analysis on merger and acquisition transactions in a flexible manner with emphasis on whether the transaction creates an entity subject to effective regulation and is beneficial for shareholders and customers, as opposed to focusing on rigid, mechanical tests.

Concentration of Control. Section 10(b)(1) is intended to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system. American Electric Power Co., 46 S.E.C. 1299, 1309 (1978). In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." Vermont Yankee Nuclear Corp., 43 S.E.C. 693, 700 (1968). As discussed below, the Merger will not create a "huge, complex, and irrational system" of a type at which the Act is directed, but rather will afford the opportunity to achieve economies of scale and efficiencies which are expected to benefit investors and consumers. American Electric Power Co., 46 S.E.C. 1299, 1307 (1978). Furthermore, the Merger will restore a partnership between YES and CL&P which existed for many years. The combination in that time operated efficiently and effectively and did not constitute an "irrational" system.

Efficiencies and Economies. The Commission has rejected a mechanical size analysis under Section 10(b)(1) in favor of assessing the size of the resulting system with reference to the efficiencies and economies that can be achieved through the integration and coordination of utility operations. American Electric Power Co., 46 S.E.C. 1299, 1309. More recent pronouncements of the Commission confirm that size is not determinative. Thus, in Centerior Energy Corp., HCAR No. 24073 (April 29, 1986), the Commission stated flatly that a "determination of whether to prohibit enlargement of a system by acquisition is to be made on the basis of all the circumstances, not on the basis of size alone." See also Entergy Corporation, HCAR No. 25952 (December 17, 1993).

By virtue of the Transaction, NU and YES, as a combined company, will be in a position to realize substantial opportunities to become a more effective competitor in a rapidly deregulating and increasingly competitive energy market that neither, acting alone, would be in a position to achieve. In addition, the combined company will over time be able to produce capital expenditure savings through the elimination of duplicate facilities and activities, labor cost savings, administration and general savings and cost of capital savings. These expected economies are described in greater detail elsewhere in this Application. The combination of NU and YES offers the same type of synergies and efficiencies that were sought and are now being realized by the applicants (both exempt and registered) in TUC Holding Company, HCAR No. 26749 (Aug. 1, 1997); Houston Industries Incorporated, HCAR No. 26744 (July 24, 1997); WPL Holdings, Inc., HCAR No. 26856 (April 14,
1998); and New Century Energies, Inc., HCAR No. 26748  (Aug. 1, 1997).

Size. As of March 31, 1999, NU had total assets of $10.4 billion, while for the year ended December 31, 1998, NU had operating revenues of $3.77 billion and 1.11 million utility customers in Connecticut (two other NU subsidiaries serve approximately 422,000 and 196,000 customers in New Hampshire and Massachusetts, respectively). As of March 31, 1999, YES had total assets of $548 million, while for the year ended September 30, 1998, YES had utility revenues of $284 million and approximately 185,000 utility customers. On a pro forma basis, giving effect to the Merger, (i) as of March 31, 1999, the combined assets of the Company would have totaled approximately $11 billion; and (ii) for the year ended December 31, 1998, the Company would have had combined operating revenues totaling approximately $4.06 billion and approximately 1.29 million utility customers.

By comparison, the Commission has approved a number of acquisitions involving larger operating utilities (see, e.g., TUC Holding Company, Inc., HCAR No. 26749 (Aug. 1, 1997), approving the acquisition and combination of Texas Utility Company and Enserch Corporation, with combined assets at the time of acquisition of approximately $24 billion, Entergy Corp., HCAR No. 25952 (Dec. 17, 1993), approving the acquisition of Gulf States Utilities by Entergy, with combined assets at time of acquisition in excess of $21 billion; The Southern Company, HCAR No. 24579 (Feb. 12, 1988), approving the acquisition of Savannah Electric and Power Company to create a system with assets of $20 billion).

Competitive Effects: The Transaction will have no adverse effect on the competitive environments in which NU's electric business operates. Following the Transaction, NU's electric business will face the same competitive forces from other electric suppliers as prior to the Transaction. The Transaction will have no adverse effect on the competitive environments in which YES' gas business operates. Following the Transaction, YES' gas business will face the same competitive forces from other gas suppliers as prior to the Transaction.

The NU Operating Companies do not generally compete directly with Yankee
Gas for several reasons. First, there is little substitution between gas and electricity as energy sources in most industrial and commercial applications. Technically, gas cannot be substituted for electricity on an instantaneous basis because most industrial and commercial processes are energy-specific. Thermal processes most often employ natural gas, while motor and machine driven processes employ electricity. Where an industrial or commercial application permits the use of either fuel, the substitution of one fuel for another requires equipment investment and other expense that does not allow substitution in response to relatively insignificant price changes. Most often, the choice of fuel is dictated by numerous considerations in addition to fuel prices, such as quality control, safety and environmental concerns. For residential users, natural gas cannot be substituted for electricity in lighting, refrigeration, and most household appliances. The amount of fuel used for residential cooking is very small, and the choice of equipment tends to be dictated by personal preference rather than by fuel price. Residential customers generally choose fuel sources for heating based on many factors, including equipment prices, reliability, service, the size of the home, perceptions of energy efficiency and matters of comfort, convenience and aesthetics, and not solely based on relative fuel price.

Second, there will be competition in the retail market for industrial and commercial customers of natural gas in Connecticut. In the past, LDCs did not directly compete with other LDCs for retail customers because the territories they serve are fixed by franchise. However, since 1993, LDCs and marketers began marketing efforts within the service territory of other LDCs under blanket certificates granted by the FERC. These certificates allow gas to be sold, but not necessarily delivered, in the service territory of another LDC. Within Yankee Gas' service territory, Yankee makes available its transportation services to move other parties' gas through its distribution system. Yankee does not currently market gas in other LDC service territories.

Federal regulation also permits customers within Yankee Gas' distribution system to connect directly with transmission pipelines and bypass Yankee Gas' distribution system. However, a Connecticut statute currently prohibits an interstate pipeline from bypassing a LDC without the DPUC's prior approval.

Following the Merger, the NU electric utility companies will face the same competitive forces from other electric suppliers as prior to the Merger, just as Yankee Gas will face the same competitive forces from other gas suppliers it faces today. Because these utilities' competitive behavior is shaped by competition with their respective energy "peers," and because the NU Operating Companies and Yankee Gas rarely engage in direct competition in any event, the Merger will have little or no adverse effect on competition in a manner or to an extent detrimental to the public interest or the interests of investors or consumers.

The Commission should also note that NU and YES have filed Premerger Notification and Report Forms with the Antitrust Division of the Department of Justice (the "DOJ") and the Federal Trade Commission (the "FTC") pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1974, as amended (the "HSR Act") describing the effects of the Merger on competition in the relevant market and it is a condition to the consummation of the Merger that the applicable waiting periods under the HSR Act must expire and clearances obtained. Such filings were made on October 29, 1999 and accelerated termination of the waiting period was requested.

For these reasons, the Transaction will not "tend toward interlocking relations or the concentration of control" of public utility companies, of a kind or to the extent detrimental to the public interest or the interests of investors or customers within the meaning of Section 10(b)(1).

		2.	Section 10(b)(2)

	Section 10(b)(2) provides that an acquisition of securities or utility assets should be approved, unless the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired.

Fairness of Consideration: For the reasons set forth below, the requirements of Section 10(b)(2) regarding consideration are satisfied in this Transaction. In its determinations as to whether or not a price meets such standard, the Commission has considered whether the price was decided as the result of arms length negotiations (In the Matter of American Natural Gas Company, HCAR No. 15620 (Dec. 12, 1966)), whether each of the parties' Board of Directors has approved the purchase price, the opinions of investment bankers (Consolidated Natural Gas Company, HCAR No. 25040 (Feb. 14, 1990)) and the earnings, dividends, book and market value of the shares of, the company to be acquired (In the Matter of Northeast Utilities, HCAR No. 15448 (Apr. 13, 1966)).

	The fairness of the consideration involved in the Merger is evidenced by the fact that the amount of consideration paid to YES shareholders under the Merger Agreement is the product of a process conducted by an investment banker appointed by YES and extensive and vigorous arms-length negotiations between NU and YES. The Merger Agreement was approved by the Board of Trustees of NU and the Board of Directors of YES acting in accordance with their fiduciary duties to shareholders and others. These negotiations were preceded by thoughtful analysis and evaluation of the assets, liabilities and business prospects of YES and involved careful due diligence by NU. These negotiations concluded with the offer of consideration consisting of a combination of cash and NU Common Shares in the amount of $45.00 per YES share. As recognized by the Commission in Ohio Power Co., 44 S.E.C. 340, 346
(1970), prices arrived at through arms-length negotiations are particularly persuasive evidence that Section 10(b)(2) is satisfied.

	In addition, nationally-recognized investment bankers for each of NU and YES have reviewed extensive information concerning the companies and served as financial advisors to NU and YES. The financial advisor for YES has also opined that the consideration is fair, from a financial point of view, to the holders of YES common stock.

	In light of these opinions and an analysis of all relevant factors, including the benefits that may be realized as a result of the Transaction, NU believes that the consideration payable to YES shareholders falls within the range of reasonableness, and the consideration for the Transaction bears a fair relation to the sums invested in, and the earning capacity of, the utility assets of YES.

Reasonableness of Fees. NU and YES believe that the overall fees, commissions and expenses incurred and to be incurred in connection with the Transaction are reasonable and fair in light of the size and complexity of the Transaction relative to other transactions and the anticipated benefits of the Transaction to the public, investors and consumers; that they are consistent with recent precedent; and that they meet the standards of Section 10(b)(2).

	As set forth in Item 2 of this Application/Declaration, NU expects to incur a total of approximately $ 10 million in fees, commissions and expenses in connection with the Transaction. This total is solely an estimate, but NU believes that the actual total will not vary significantly. NU believes that the estimated fees and expenses in this matter bear a fair relation to the value of its combined company and the strategic benefits to be achieved by the Merger, and further that the fees and expenses are fair and reasonable in light of the complexity of the Merger. By contrast, TUC and Enserch incurred $37 million in fees, commission and expenses in connection with their reorganization as subsidiaries of TUC Holdings, Inc., Cincinnati Gas & Electric Company and PSI Resources incurred $47.1 million in fees, commissions and expenses in connection with their reorganization as subsidiaries of CINergy, and Entergy alone incurred approximately $38 million in fees, commissions and expenses in connection with its acquisition of Gulf States Utilities -- all of which amounts were approved as reasonable by the Commission. See TUC Holdings, Inc., HCAR No. 26749 (August 1, 1997); CINergy, HCAR No. 26146 (Oct. 21, 1994); and Entergy Corp., HCAR No. 25952 (Dec. 17,
1993).

	Furthermore, based on a price for YES stock of $45.00, the Merger would be valued at approximately $478 million (excluding the outstanding debt of YES). The total estimated fees and expenses of $10 million represent approximately 2% of the value of the consideration to be paid to shareholders of YES by NU, and are consistent with percentages previously approved by the Commission. See, e.g., Entergy Corp., HCAR No. 25952 (Dec. 17, 1993) (fees and expenses represented approximately 1.7% of the value of the consideration paid to the shareholders of Gulf States Utilities); Northeast Utilities, HCAR No. 25548 (June 3, 1992) (fees and expenses represented approximately 2% of the value of the assets to be acquired).

	With respect to financial advisory fees, NU believes that the fees payable to their investment bankers are fair and reasonable for similar reasons. Pursuant to the terms of an engagement letter dated April 13,, 1999, NU has agreed to pay Credit Suisse First Boston ("CSFB") a transaction fee of 0.75% of the total consideration paid to YES in connection with the Merger or approximately $5.1 million. NU has also agreed to reimburse CSFB for its out-of-pocket expenses, including all fees and disbursements of its legal counsel and other advisors retained by CSFB, and to indemnify CSFB and certain related persons against certain liabilities in connection with its engagement, including certain liabilities under the federal securities laws.

3.  Section 10(b)(3)

	Section 10(b)(3) directs approval of an acquisition unless the Commission finds that the Transaction will unduly complicate NU's capital structure or will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of NU's system.

Capital Structure: The corporate capital structure of NU after the Transaction will not be unduly complicated and will be substantially similar to the capital structure of NU prior to the Merger and, with the exception that both NU and Merger Sub will be registered holding companies under the Act, similar to those of existing registered holding company systems approved by the Commission in other orders. See, e.g., TUC Holdings, Inc., HCAR No. 26749 (Aug. 1, 1997); CINergy, HCAR No. 26146 (Oct. 21, 1994); Centerior
Energy Corp., HCAR No. 24073 (April 29, 1986); Midwest Resources, et al., HCAR No. 25159 (Sept. 26, 1990); and Entergy Corp., HCAR No. 25952 (Dec. 17,
1993);

	In the Transaction, the common shareholders of YES will receive a combination of cash and NU Common Shares in exchange for their share of YES Common Stock. After the Merger, NU will own 100% of the common stock of YES and there will be no minority common stock interest in YES or any of its subsidiaries. The capitalization of NU's subsidiaries will not be affected in any way. The debt securities of NU and its subsidiaries will not be affected by the Merger. The debt of YES' subsidiaries outstanding at the time of the consummation of the Transaction will remain outstanding without change.

	Set forth below are summaries of the historical capital structure of NU for the year ended December 31, 1998 and of YES for the year ended September 30,1998 and the pro forma consolidated capital structure of NU (assuming the Transaction had occurred at December 31, 1998):

NU and YES Historical Capital Structures
(dollars in thousands)
(as of 12/31/98)

                                        NU                         YES

Total Common Equity                    $2,047,372                  $164,992
Preferred Stock not
   subject to mandatory redemption        136,200                   -----

Preferred Stock subject
    to mandatory redemption               167,539                   -----

Long-term Debt (net)                    3,282,138*                 131,048
                                         --------                  --------
Total                                  $5,633,249                 $296,040

*	All but approximately $ 158 Million is debt of NU's subsidiary companies;
Long-term debt of NU was previously approved by the Commission in connection with the PSNH Merger.


NU Pro Forma Consolidated Capital Structure
(Dollars in millions)(unaudited)

Common Stock                	  $ 2,212,364               37%

Preferred Stock not
subject to mandatory redemption	   136,200                2.24%

Preferred Stock subject
to mandatory redemption            167,539                2.76%

Long-Term Debt (net)             3,413,186               58%
                                  --------               -------
Total
                                $ 5,929,289              100.0%

NU's pro forma consolidated common equity to total capitalization ratio of 37% approximates the common equity position approved by the Commission for CINergy (39.5%) and comfortably exceeds the "traditionally acceptable 30% level." Northeast Utilities, HCAR 25221 (December 21, 1990).

	The registration of Merger Sub under the Act and, thereafter, the continued existence of both Merger Sub and NU as registered holding companies in the same system is unusual but is not inappropriate for the facts of this situation particularly given the fact that NU will be the holding company of the NU Operating Companies and Merger Sub will be the holding company of a separate integrated utility system consisting of the gas utility. The benefits of such a structure are substantial and outweigh any undue interest in simplicity for its own sake. The primary benefits of such a structure are that it would enable Merger Sub to take advantage of the provisions of the Gas Related Activities Act ("GRRA") which are applicable only to registered gas holding companies, and it would enable NU, if it so desired, to acquire additional gas utility companies using YES as the holding company for such additional systems. These benefits would be available to YES and flow through to and benefit the NU system.

Presently, YES is an exempt gas utility holding company, not subject to the limitations of the Act in its activities. The GRRA was intended to "level the playing field" to enable registered gas utility holding companies to compete on an equal plane with exempt and unregulated gas companies. It would be anomalous to deny the benefits of the GRRA to YES simply because it has become a subsidiary of a registered electric utility holding company, while it could obtain these benefits if it joined registered gas holding company system. Such an outcome could deter convergence mergers of the sort being proposed here.

The Commission has equated the public interest with the interest in a financially sound U.S. utility industry. Realization of the tangible economic benefits of this structure contributes to the financial stability of the NU-YES system and outweighs any historical preference for one registered holding company over all subsidiaries. Consumer interests are likewise not impaired as no change is being made to the capital structures of any of the operating subsidiaries (either electric or gas) in the combined system and each such operating subsidiary will continue to be regulated by relevant regulators as they were prior to the Merger.

Protected interests: As set forth more fully elsewhere in this Application/Declaration, the Transaction is expected, over time, to result in otherwise unavailable, cost savings and benefits to the public and to consumers and investors of NU and YES, and will integrate and improve the efficiency of the NU and YES utility systems. Moreover, as noted by the Commission in Entergy Corporation, HCAR 25952 (December 17, 1993), "concerns with respect to investors' interests have been largely addressed by developments in federal securities laws and the securities market
themselves."   NU and four of the NU Operating Companies are reporting
companies subject to the continuous disclosure requirements of the Exchange Act and will continue to be so following completion of the Transaction, which will provide investors with readily available information concerning these companies. Likewise, YES has been and will continue to be a reporting company post-merger. Furthermore, the Transaction is subject to state regulatory approval, which will have been obtained prior to the consummation of the Merger (see Item 4 - Regulatory Approvals, below).

	The economic benefits achievable through the combination of natural gas operations with electric power operations serve the public interest through enabling energy suppliers to satisfy the needs of consumers more efficiently. In Consolidated Natural Gas Co., HCAR No. 35-26512 (April 30, 1996), the Commission acknowledged the nature of the market energy suppliers must prepare to satisfy: "fundamental changes in the energy  industry are leading to an increasingly competitive and integrated market in which marketers deal in interchangeable units of energy expressed in British thermal unit values, rather than natural gas or electricity. To retain and attract wholesale and industrial customers, utilities need to provide competitively priced power and related customer services  . . . . It now appears that the restructuring of the electricity industry now underway will dramatically affect all United States energy markets as a result of growing interdependence of natural gas transmission and electric generation; and the interchangeability of different forms of energy, particularly gas and electricity." The Merger is designed to position the Applicant to be responsive to these emerging market conditions and is therefore consistent with the public interest. For these reasons, NU submits that the Commission would have no basis for making a negative finding under Section 10(b)(3).



B.	Section 10(c)

	The relevant provisions of Section 10(c) of the Act state that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:

(1)	an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

(2)	the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system.

		1.	Section 10(c)(1)

i.	Retention of the Gas Properties

Section 8 Analysis. Section 10(c)(1) requires that an acquisition not be "unlawful under the provisions of Section 8." Section 8 prohibits registered holding companies from acquiring, owning interests in or operating both a gas and an electric utility serving substantially the same area if prohibited by state law. The only state in which NU and YES have overlapping service territories is Connecticut. There is no state law, regulation or policy which would prohibit the Transaction provided that DPUC approval is obtained. NU and YES have made the appropriate filing with the DPUC and anticipate that the Transaction will be approved by the DPUC. Moreover, the prior fear that a holding company such as NU would be able to greatly emphasize one form of energy over the other based on its own agenda has dissipated both because of the competitive nature of the energy market, which requires utilities to meet customer demand for energy supply requirements or risk losing the customer to a competing supplier (whether electrical or natural gas is largely irrelevant, the ultimate customer requirement is for energy), and because state regulators will have sufficient control over, a combination company to ensure that it will act in the public interest. Accordingly, the Transaction will not be unlawful under the provisions of
Section 8.

Section 11 Analysis.  Section 10(c)(1) also requires that the
Transaction not be detrimental to the carrying out of the provisions of
Section 11. In pertinent part, Section 11(b)(1) generally confines the utility properties of a registered holding company to "a single integrated public utility system," either gas or electric. The Commission has stated that it is not of the view that the Act "expresses a Federal policy against combined gas and electric operations as such. The Act is concerned with interstate holding company activities and within that area it prescribes tests of retainability which must be met." WPL Holdings Inc., HCAR No. 26856 (April 14, 1998); New England Electric System, 41 S.E.C. 888, 892-93 (1964),
rev'd on other grounds; SEC v. New England Electric System, 346 F. 2d 399 (1st Cir. 1966), rev'd and remanded,384 U.S. 176 (1965); and New Century Energies, Inc., HCAR No. 26748 (Aug 1, 1997). An exception to this requirement is provided in section 11(b)(1)(A)-(C) (the "ABC clauses"). A registered holding company may own more than one integrated system, if each system meets the criteria of these clauses. WPL Holdings, Inc., HCAR No. 26856 (April 14, 1998). Specifically the Commission must find that (A) the additional system "cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by the holding company of such system, (B) the additional system is located in one or more adjoining states, and (C) the combination of systems under the control of the single holding company is not so large . . . as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation." The standards of each clause must be satisfied. (WPL Holdings, Inc., HCAR No. 26856 (April
14, 1998) Note 29).

	Section 2(a)(29)(A) defines an integrated public-utility system, as applied to electric utility properties, to mean:

a system consisting of one or more units of generating plants and/or transmission lines or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair
 . . . the advantages of localized management, efficient operations, and the effectiveness of regulation.

	Section 2(a)(29)(B) defines an integrated public-utility system, as applied to gas utility properties, to mean:

a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not too large as to impair . . . the advantages of localized management, efficient operations, and the effectiveness of regulation: Provided, That gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

	In view of the separate definitions and their differing criteria, the Commission has long held that gas and electric properties do not together constitute an integrated system. (See SEC v. New England Electric System, 384 U.S. at 178, n.7 and the cases cited in that case (1965); WPL Holdings Inc., HCAR No. 26856 (April 14, 1998); and New Century Energies, Inc., HCAR No. 26748 (August 1, 1997)). As stated above, however, the Commission has held that a registered holding company may own utility properties that are not part of its principal integrated system only so long as they satisfy the ABC clauses. (See., e.g., WPL Holdings, Inc.; United Gas Improvement Co., 9 S.E.C. 52, 65 (1941); and Philadelphia Co., 28 S.E.C. 35 (1948, aff'd, 177
F.2d 720 (D.C. Cir. 1949)).

	It is clear that the Transaction will result in a combined system that will not be detrimental to the carrying out of Section 11. The electric utility system of NU (including CL&P, WMECO and PSNH) is presently "integrated" within the meaning of Section 2(a)(29) of the Act and will remain so after the Transaction. The Transaction will not affect the physical interconnection of such electric utility system. Likewise, the area of operations of such system will not be affected by the Transaction. The gas operations of YES will be operated as a separate integrated system and the Transaction, as discussed below, satisfies the ABC clauses. The
Applicant hereby requests approval of the Merger and the acquisition and retention of the gas properties of YES.

ABC Clauses. Section 11(b)(1) of the Act permits a registered holding company to control one or more additional integrated public utility systems -
- i.e., gas as well as electric -- if:

(A)	each of such additional systems cannot be operated as an
independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system;

(B)	all of such additional systems are located in one state, adjoining states, or a contiguous foreign country; and

(C)	the continued combination of such systems under the control of such holding company is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation.

	Each of these requirements is satisfied in this Transaction. The acquisition is, therefore, appropriate on the basis of Section 11(b)(1).

Clause A. Clause A requires a showing that each of such additional systems cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system. The Commission has noted that, by its terms, clause A of section 11(b)(1) requires the Commission to consider whether an additional system can be operated as an independent system "without the loss of substantial economies." The Commission has historically given consideration to four ratios as a "guide" to determining whether lost economies are "substantial" under Section 11(b)(1)(A). Specifically, the Commission has examined the estimated loss of economies expressed in terms of the ratio of increased expenses to the system's total operating revenues, operating revenue deductions (excluding federal income taxes), gross income and net income before federal income taxes. (See, e.g. WPL Holdings, Inc., HCAR No. 26856 (April 14, 1998); and New England Electric System, 41 S.E.C. at 898-99).

	In a number of early cases, the Commission considered the increases in operational expenses that were anticipated upon divestiture, but also took into account, as offsetting benefits, the significant competitive advantages that were perceived to flow from a separation of gas and electric operations. Among these was the assumption that a combination of gas and electric operations is typically disadvantageous to the gas operations and, conversely, the assumption that the public interest and the interests of investors and consumers (the protected interests under the Act) are promoted by a separation of gas and electric operations.

	Utility companies and related entities are presently in the midst of, or have completed, restructurings or major transactions designed to permit them to become complete energy services companies, offering customers an array of fuels to meet their complete energy needs through a "one-stop" energy company, an industry shift that the Commission has expressly recognized. Recently, the Commission has approved various transactions wherein a gas company and electric company were combined. All of those transactions demonstrate that market forces are pushing for the convergence of electric and gas operations in one corporate entity; namely, a full service energy utility company.

	Thus, the traditional model of a vertically integrated gas or electric utility company is becoming, in various regions of the country, obsolete and evidence continues to mount that the model utility company of the near future will be the one-stop energy company. Evidence of this trend in Connecticut is the electric utility restructuring legislation passed in Connecticut in 1998 and which is intended to promote competition and a movement to an unregulated energy market in Connecticut. The Commission has recognized this trend and has heeded the Division's recommendation made in the Division Report to "liberalize its interpretation of the "ABC clauses."

	In the Division Report, the Division noted that "it does not appear that the SEC's precedent concerning additional systems precludes the SEC from relaxing its interpretation of Section 11(b)(1)(A)" and "that the utility industry is evolving toward the creation of one-source energy companies that will provide their customers with whatever type of energy supply they want, whether electricity or gas." The Division recommended that the Commission interpret Section 11(b)(1) of the Act to allow registered holding companies to hold both gas and electric operations as long as each affected state utility regulatory commission approves of the existence of such a company.

	In the present situation, following consummation of the Merger, the entire NU system will be operated as a single coordinated system to the extent that there will be a significant degree of centralized services (including accounting, financial planning and analysis, financial reporting, human resources, information systems, insurance, legal, payroll, purchasing, tax, treasury, billing support, facilities management, call center services, construction and environmental services and general administrative services) provided by NU subsidiaries. Thus, following consummation of the Transaction, the NU system will consist of a large integrated electric utility system and a smaller integrated gas utility system which together will operate on a coordinated basis offering services to customers in substantially the same area in the State of Connecticut.

	Taking this industry evolution into account, it becomes clear that the Transaction will provide NU with an efficient basis for entering into the natural gas business and provide YES with greater financial and other resources, allowing the NU system utilities, including YES, to remain competitive with the emerging one-stop energy services companies. After the merger, NU believes that it will be able to offer its customers a choice of fuels (gas and/or electricity) to meet their energy needs at competitive prices in a more economical and efficient manner.

	As indicated above, in its analysis of the applicability of the ABC Clauses to a specific transaction, the Commission has historically examined the estimated loss of economies to the additional system expressed in terms of the ratio of increased expenses to the system's total operating revenues, operating revenue deductions (excluding federal income taxes), gross income and net income before federal income taxes. (See, e.g. WPL Holdings, Inc., HCAR No. 26856 (April 14,1998); and New England Electric System, 41 S.E.C. at 898-99). Although the Commission has declined to draw a bright-line numerical test under Section 11(b)(1)(A), it has indicated that cost increases resulting in a 6.78% loss of operating revenues, a 9.72% increase in operating revenue deductions, a 25.44% loss of gross income and a 42.46% loss of net income would afford an "impressive basis for finding a loss of substantial economies." Engineers Public Service Co., 12 S.E.C. 41, 59
(1942).

	In New Century Energies, Inc., the Commission applied the ABC Clauses to a proposed acquisition by a to-be-registered holding company. The Commission reconsidered and rejected the emphasis in many of its earlier cases requiring evidence of a severe, even crippling, effect of divestment upon the separated system. The Commission stated that this approach is outmoded in the contemporary utility industry. The Commission explained that as a result of the convergence of the gas and electric industries now underway, separation of gas and electric businesses may cause the separated entities to be weaker competitors than they would be together. This factor therefore operates to compound the loss of economies represented by increased costs. This view was repeated in WPL Holdings, Inc. In WPL Holdings, the Commission noted that, although franchised monopolies are still the rule, competition is increasing and increased expenses of separate operation may no longer be offset, as they were in New England Electric System, by a gain of qualitative competitive benefits, but rather may be compounded by a loss of these benefits.

	As indicated earlier, the Commission's decision in past precedents pertaining to registered holding companies involved determining whether the registered holding company (i.e. principally an electric system) could retain a separate system (i.e. a gas system) after the combination of two companies, at least one of which was a combined gas and electric company prior to the business combination. The analysis of lost economies, then, was measured as economies that would be lost as a result of the divestiture of the gas properties of the holding company. These economies that existed for the combination gas and electric company prior to the combination for which approval was being sought were realized over time and accordingly they were quantifiable by estimating the amount of expenses which would be incurred by the gas company in order to create a stand alone company. These expenses can be calculated, at least in part, at a specific point in time, post-divestiture. In the NU/YES combination, neither company is a combination gas and electric company. Accordingly, the economies which were lost in the Commissions' precedents have not yet been realized. Consequently, the lost economies in the instant situation should be measured as those economies that are expected to be gained over time by the Merger but would not be realized if the Merger were not approved. Economies lost upon the divestiture of a gas company, however are not the same as economies immediately gained as a result of a merger of two companies. Lost economies as a result of a divestiture result from the need to replicate services once performed by the combination company, the loss of economies of scale pertaining to physical plant and office space and purchasing, and other factors. In an acquisition or merger scenario, as exists here, these types of economies are realized over time and often, as here, cannot be quantified as significant immediate gains but rather as gains over time which will not be realized if the Merger is not approved.

	The combination of the gas operations of YES into the NU system are presently expected to realize, after a period of four to five years, significant cost savings NU currently expects that these cost savings will amount to approximately $10 million annually. These potential cost savings translate into lost economies, if the Merger is not approved. The amount of annual cost savings, once realized, compare with gas operating revenues of $284 million, gas operating revenue deductions of $241 million; gas gross income of $29 million; and gas net income of $17 million.

	As indicated above, although the Commission has declined to draw a bright-line numerical test concerning lost economies, it has indicated that cost increases resulting in a 6.78% loss of operating revenues, a 9.72% increase in operating revenue deductions, a 25.44% loss of gross income and a 42.46% loss of net income would afford an "impressive basis for finding a loss of substantial economies." As a percentage of YES' 1998 gas operating revenues ($284 million), the lost economies amount to 3.5%. As a percentage of YES' 1998 expenses or operating revenue deductions ($241 million), the lost economies would result in an increase of 4.1%. As a percentage of YES' 1998 gas gross income ($29 million), the lost economies amount to 34.5% and as a percentage of YES' 1998 gas net income ($17 million), the lost economies would equal 58%. The lost economies in relation to the gross gas income and the net gas income are both higher than the standards set forth in Engineers Public Service Co. while the lost economies in relation to gas operating revenues and gas operating deductions are slightly lower.

	In this matter, however, as in New Century Energies, Inc., other factors operate to compound the loss of economies represented by the increased costs set forth above. The Commission has previously taken notice of developments that have occurred in the gas and electric industries in recent years, and has interpreted the Act and analyzed proposed transactions in light of these changed and changing circumstances (see, Consolidated Natural Gas Co., HCAR
No. 26512 (Apr. 30, 1996), New Century Energies, Inc., HCAR 26748, (August 1,
1997)). The Commission has repeatedly stated that it is of the view that increased operational expenses are not alone sufficient to show satisfaction of clause A (see, e.g., New Century Energies, HCAR No. 26748, Aug. 1, 1997,
New England Electric System, 41 S.E.C. 888, (1964), Standard Power and Light Corp., HCAR No. 8242 (1948) (increased expenses are "not in and of
[themselves] determinative and cannot be regarded as conclusive proof of a 'loss of economies' in the amount of the increased expense"); and Engineers Public Service Co., 12 S.E.C. 41, 62 (1942) (increased expenses are "not necessarily equivalent to lost economies").

	However, where in the past the Commission took into consideration the benefits flowing from divestiture of the secondary utility, primarily in the area of increased competition, the Commission has now recognized (see, e.g. New Century Energies) that the gas and electric industries are converging and, in these circumstances, separation of gas and electric businesses may cause the separated entities to be weaker competitors than they would be together. The Commission has previously noted that this factor now adds to the quantifiable loss of economies caused by increased costs. The Applicant believes that these factors must be considered in this situation and should be viewed as a compelling factor in support of approval of the Merger.

	NU's competitive position in the market would suffer because as the utility industry moves toward a complete energy services concept, competitive companies must be able to offer customers a range of options to meet their energy needs. To date, the other two investor-owned LDCs in Connecticut have announced business combinations with another utility, principally located outside Connecticut. The same sort of merger and acquisition activity concerning LDCs is also taking place in the other states of New England. Given YES' size, it is apparent that it was necessary that YES combine with another entity in order to continue to be a successful company. The Merger allows YES to remain a part of a Connecticut utility system and will enable NU and YES to offer their customers a significant and important option, namely gas services. Refusal to approve the Transaction would compound the increased costs described above because of a loss of qualitative competitive benefits.

	In addition, a substantial portion of the rationale for effecting the Merger is the convergence of the electric and gas markets as the utility industry evolves towards competition. NU and YES are seeking to create a convergence company that will be an effective competitor. Limiting either NU or YES to a single energy commodity through the refusal to authorize the Merger would prevent each from realizing their combined competitive potential and is not required as a matter of law.

	The energy services company operating combination utilities offers a wide range of benefits. For customers, an energy service company provides the convenience and efficiency of service by a single energy provider and reduces transaction costs incurred in gathering and analyzing information, contacting energy suppliers, negotiating terms of services and paying bills. For the communities in which an energy service company operates, combining gas and electric operations simplifies community planning on energy-related matters. For society, an energy service company is best able to ensure an environmentally efficient allocation of energy. For utility shareholders and employees, an energy service company is better able to respond to a competitive environment and to remain an attractive investment opportunity for shareholders and an appealing employer for utility employees.

	Refusal to approve the Merger would also result in the loss to consumers of the economies offered by the "energy services" approach of NU to the utility business which would be realized if the Merger were approved. While the losses cannot be fully quantified, they are clearly substantial. For the energy services company, providing gas and electric products is only the start of the job. Such a company must also provide enhanced service to the consumer by providing an entire package of both energy products and services.
In this regard, the efforts of the NU system companies reflect a trend by utilities to organize themselves as energy service companies which provide a total package of energy services rather than merely supplying gas and electric products. The goal of an energy service company is to retain its current customers and obtain new customers in an increasingly competitive environment by meeting customers' needs better than the competition. An energy service company can provide the customer with a low cost energy (i.e., gas, electricity or conservation) option with a minimum of inefficient subsidies.

	As indicated, the proposed combination offers the Applicant a means to compete more effectively in the emerging energy services business. The
Merger will not give rise to any of the abuses, such as ownership of scattered utility properties, inefficient operations, lack of local management or evasion of state regulation, that Section 11(b)(1) and the Act generally were intended to prohibit. The Merger should have no effect upon the ability of state ratemaking authorities to carry out their statutory duties. As indicated earlier, it is anticipated that the DPUC will approve the Merger and/or related transactions. It is anticipated that the DPUC will find that gas customers will benefit from the Merger.

	As indicated above and in more recent Commission precedents, the Commission has adopted a new model of regulation under the Act which permits convergence of energy services under a registered holding company and which promotes competition among energy providers. In New Century Energies, the Commission relied on both increased expenses and the potential loss of competitive advantages that could result from separation from the electric system in approving the merger. The Applicant believes that, consistent with recent prior practice, the Commission should approve the Merger, relying on both the increased expenses set forth above and the loss of potential competitive advantages if the Merger is not approved. For all of the foregoing reasons, the Commission should hold that the combination of NU and YES as described herein is lawful under the provisions of Section 8 and is not detrimental to the carrying out of the provisions of Section 11.

(B) and (C) Clauses. Clause B of the ABC Clauses requires that the additional system be located in one or adjoining states. This requirement is met because the gas operations of YES are located in one state (Connecticut) which is one of the states in which NU's electric properties are located.

	Clause C requires that the combination of systems under the control of the single holding company is not "so large . . . as to impair the advantages of localized management, efficient operation, or the effectiveness of
regulation."   This requirement is also met because the combination of the gas operations under NU is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation or the effectiveness of regulation. After the combination, the electric operations of CL&P will continue to be the same as it is today with some 1.1 million customers in Connecticut and will, accordingly, remain the largest electric operation in the region. However, the gas systems of YES are confined to a relatively small area, with only 185,000 customers. Moreover, based on data through December 31, 1998, and giving effect to the Transaction, these gas assets will represent less than 5% of the total utility assets of NU, utility operating revenues for the gas operations will represent only 7% of the total NU utility revenues as compared with 93% for the electric operations; and customers of the gas operations will constitute 14% of all NU utility customers while electric operations will represent 86%. Moreover, as the Commission has recognized elsewhere, the determinative consideration is not size alone or size in an absolute sense, either big or small, but size in relation to its effect, if any, on localized management, efficient operation and effective regulation.

	Furthermore, the gas systems are confined to only part of one state and will preserve the advantages of localized management, efficient operation and effectiveness of regulation after the Merger. There are no additional gas properties among NU system companies with which YES will be combined. The gas properties after the Merger will be the same size as prior to the Merger. Although the Merger will increase the size of the NU system, YES is located in the same state where NU's largest electric utility subsidiary, CL&P, and NU's corporate headquarters are located. Therefore, there will be no adverse effect on localized management, efficient operation or effective regulation.

	With respect to localized management, YES will be operated as a separate subsidiary of NU and will continue to be headquartered in Connecticut and management will remain in Connecticut, thereby preserving the advantages of localized management. From the standpoint of regulatory effectiveness, YES will be organized as a separate holding company registered under the Act and will consequently be subject to the regulation of the Commission and Yankee
Gas will continue to be regulated by the DPUC, which will ensure the continued effectiveness of state regulation. In addition, the DPUC must approve the Merger before it is consummated thereby ensuring that the DPUC can continue to regulate the combined system effectively. Finally, as detailed above, the gas operations of YES over time will realize additional economies as a result of the Merger as part of the NU system. Far from impairing the advantages of efficient operation, the continued combination of the gas operations under NU will facilitate and enhance the efficiency of gas operations.

ii.	Retention of Other Businesses

	As a result of the Transaction, the non-utility subsidiaries of YES described in Item 1.B.2. above will become subsidiaries of Merger Sub and therefore indirect subsidiaries of NU.

Standard for retention: Section 11(b)(1) permits a registered holding company to retain "such other businesses as are reasonably incidental, or economically necessary or appropriate, to the operations of [an] integrated public utility system." Under the cases interpreting Section 11, an interest is retainable if (1) there is an operating or functional relationship between the operations of the utility system and the non-utility business sought to be retained, and retention is in the public interest (see, e.g. Michigan Consolidated Gas Co., 44 S.E.C. 361 (1970) aff'd 444 F.2d 913 (D.C. Cir.
1971)) or if (2) the business evolved out of the system's utility business, the investment is not significant in relation to the system's total financial resources, and the investment has the potential to produce benefits for investors and/or consumers. (see, e.g. CSW Credit, Inc., HCAR No 25995
(1994); Jersey Central Power and Light Co., HCAR No. 24348 (March 18, 1987)). In addition, the Commission has stated that "retainable non-utility interests should occupy a clearly subordinate position to the integrated system constituting the primary business of the registered holding company." (See, e.g. United Light and Railways Co., 35 S.E.C. at 519). With respect to new acquisitions, the Commission has interpreted Section 10(c)(1) of the Act to mean that "any property whose disposition would be required under Section 11(b)(1) may not be acquired. (WPL Holdings, Inc., HCAR No. 26856 (April 14,1998)).

	YES conducts non-utility operations through four active subsidiaries, NorConn, Yankee Financial, YESCo and RMS. All four non-utility subsidiaries are Connecticut corporations.

	NorConn was formed in 1988 and its purpose is to hold non-utility property interests that may be acquired by the Yankee Energy System. NorConn owns YES' corporate office building and another service building and leases both to Yankee Gas. There is clearly a functional relationship between the operations of the utility system and NorConn, and retention is in the public interest. (See, , New Century Energies, Inc., HCAR No. 26748 (Aug.1, 1997); UNITIL Corp., HCAR No. 25524 (April 24, 1992); American Electric Power Co., HCAR No. 21898 (Jan. 27, 1981); and Commonwealth & Southern Corp., HCAR No. 7615 (Aug. 2, 1947)).

	Yankee Financial, incorporated in 1992, offers energy equipment financing for customers. Through a variety of programs, Yankee Financial makes it possible for customers to acquire new equipment (i.e. gas, oil or electric), upgrade existing equipment, and enhance the delivery of energy services. Yankee Financial supports the growth of Yankee Gas and YESCo by providing capital to fund the energy conversion needs of Yankee Gas' commercial, industrial and residential customers as well as those of certain noncustomers. Again, clearly there is an operating and functional relationship between the operations of the utility system and the operations of Yankee Financial, and retention is in the public interest. (See, New Century Energies, Inc., HCAR No. 26748 (Aug.1, 1997); Central and South West Corp., HCAR No. 26367 (Sept. 1, 1995); Entergy Corp., HCAR No. 25718 (Dec. 28, 1992); and Consolidated Natural Gas Co., HCAR No. 26234 (Feb. 23, 1995)).

	YESCo provides a wide range of energy-related services for its customers, including facility operations and maintenance, comprehensive conversion equipment and control systems and mechanical and HVAC contracting. Once again, there is clearly an operating or functional relationship between the operations of the utility system and the business of YESCo, and retention is in the public interest. (See, Columbia Energy Group, HCAR No. 26868 (May 6, 1998); Conectiv, Inc., HCAR No. 26832 (Feb. 25, 1998) and cases cited therein).

	RMS was created as a separate entity of YES in 1995 initially to provide debt collection service to Yankee Gas and YESCo. Due to its excellent performance, it began marketing its services to other utilities. In 1998, RMS entered into a service agreement with Dun & Bradstreet Receivables Management Services ("D&B"). Pursuant to the agreement, RMS will work with D&B to provide consumer collections services to D&B's credit and collections division, focused primarily on utility and telecommunications entities. With the support of RMS, Yankee Gas has enjoyed one of the lowest uncollectible rates among New England utilities. RMS satisfies the requirements of Section
11 as the RMS business evolved out of the system's utility business, and the investment has the potential to produce benefits for investors and/or consumers. The RMS business is a permissible activity under the "functional relationship" test applied in Jersey Central Power & Light Company, HCAR No. 24348 (March 18, 1987). In that release, the Commission applied the following three-prong test; whether: (1) the business had evolved in connection with the system's utility business; (2) the investment in the other business was not significant in relation to the system's total financial resources; and (3) the investment had the potential to produce benefits for investors or consumers. In this matter, the debt collection service evolved in connection with debt collection services for Yankee Gas and YESCo and there was little investment required to enable RMS to provide these services to D&B and other businesses in relation to YES' total financial resources. Lastly, the increased size of the business has the potential to create benefits for customers and, ultimately, investors in terms of lower costs to the system companies. The retention of RMS therefore should be allowed because it satisfies the requirements of Section 11.

	A number of general considerations support NU's retention of the non-utility businesses of YES as subsidiaries of Merger Sub. First, as indicated above, the businesses in question provide benefits to customers, investors and the public. Second, the Transaction is, at heart, a utility combination, in which the non-utility businesses are small and only incidentally involved, amounting, in the aggregate, to less than 11% of consolidated revenues of the YES system for the fiscal year ended September 30, 1998 and less than 1% of the pro forma 1998 consolidated revenues of the NU system after giving effect to the Merger. Accordingly, the nonutility businesses sought to be retained will clearly occupy a subordinate position to the integrated electric and gas system which will constitute the primary business of NU. Third, this is not a case in which an existing registered holding company system is acquiring solely non-utility interests; rather, NU is only seeking authorization to retain the non-utility interests held by YES before the Transaction. Lastly, these non-utility subsidiaries existed as subsidiaries of YES when YES was exempted from the Act and, after the Merger, will be held directly by Merger Sub, a registered holding company under the Act, as successor to YES. For these reasons, NU submits that the Commission should find that retention of YES' non-utility systems as subsidiaries of Merger Sub is permitted under section 11(b)(1).

	2.	Section 10(c)(2)

	Section 10(c)(2) requires that the Transaction tend toward the economical and efficient development of an integrated public utility system, thereby serving the public interest.

i.	Efficiencies and Economies.

	The Transaction will over time produce economies and efficiencies sufficient to satisfy the standards of Section 10(c)(2). Although the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met. See American Electric Power Co., 46 S.E.C. 1299, 1320-21 (1978). The potential benefits cannot be precisely estimated; nevertheless they too are entitled to be considered: "[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior Energy Corp., HCAR No. 24073 (April 29,
1986).

	Over time, the Merger is expected to yield several types of benefits:
(1) corporate and operations labor cost savings; (2) corporate and administrative programs cost savings; and (3) non-fuel purchasing economies savings. Within four to five years of the consummation of the Merger, NU anticipates that the benefits will approximate $10 million in annual cost
savings. 	As indicated earlier in this Application, the Commission's
decisions in past precedents pertaining to business combinations of gas and electric companies involved the combination of two companies, at least one of which was a combined gas and electric company prior to the business combination. In this situation, neither NU nor YES is a combination company. Accordingly, the above-referenced benefits realized as a result of the Merger will flow directly to YES and consist of the same $10 million in annual benefits which were classified as lost economies in the analysis of the ABC clauses under Section 11(b)(1) earlier in this Application. Subsequent to the Merger, however, any benefits realized by YES will also benefit the NU system, including the operating subsidiaries.
Integration of Corporate and Administrative Functions: In the long term, NU will be able to consolidate certain corporate and administrative functions of NU and YES, thereby eliminating duplicative positions, reducing other non-labor corporate and administrative expenses and limiting or avoiding duplicative expenditures. These include savings related to information systems, insurance costs, outside services, shareholder services, benefits administration and other general and administrative overheads. The aggregate cost of these items for the companies on a stand-alone basis is greater than the cost will be to the combined new company. An example would be the hiring of one outside professional service (external auditors, attorneys, consultants, etc.) instead of two. A joint transition task force is examining the manner in which to best organize and manage the businesses of NU after the Merger and identify duplicative positions in the corporate and administrative areas. It is anticipated that, as a result of combining staff and other functions, NU will have somewhat fewer employees within several years than NU and YES currently have in the aggregate. NU and YES are committed to achieve cost savings in the area of personnel reductions through attrition, strictly controlled hiring, and reassignment and retraining and, to the extent required, severance and targeted early retirement programs. In addition, some savings in areas such as insurance and regulatory costs and legal, audit and consulting fees are expected to be realized.

Non-Fuel Purchasing Economies Savings: These are the savings which will result from the new, larger company having greater purchasing power. As a result of the Merger, YES will be able to coordinate its purchasing needs, buy in greater quantity, negotiate with vendors and receive larger discounts.

Additional Expected Benefits: In addition to the benefits described above, there are other benefits which, while presently difficult to quantify, are nonetheless substantial. These other benefits include maintenance of competitive rates and services, increased size and stability, coordination of diversification programs and expanded management resources.

Maintenance of Competitive Rates: NU will be more effective in meeting the challenges of the increasingly competitive environment in the utility industry than either NU or YES standing alone due to the economies of scale available to NU in the long term. The impact of these economies of scale will help to position NU to deal effectively with increased competition with respect to rates. The Merger, by creating the potential for increased economies of scale over time, will create the opportunity for strategic, financial and operational benefits for customers in the form of more competitive rates over the long term and for shareholders in the form of greater financial strength and financial flexibility.

Increased Size and Stability: The combination of NU and YES will create a significantly larger company than YES. The increased size and stability of such a larger company with operating utilities in three states will provide YES with a greater chance to compete with other LDCs in Connecticut which, after their mergers are consummated, will be part of a utility system much larger than YES standing alone. In addition, through the use of the combined equity, management, human resources and technical expertise of each company, NU will be able to achieve greater financial stability and strength and greater opportunities for earnings and dividend growth.

Coordination of Diversification Programs: NU and YES each have significant non-utility subsidiaries, and NU, as a larger financial entity, should be able to manage and pursue such subsidiary businesses more efficiently and effectively. NU and YES currently engage in a number of diversified businesses, some of which are complementary. To the extent such complementary businesses are combined and able to collaborate in the pursuit of market opportunities, benefits from economies of scale should be obtained and thereby improve the performance of these businesses. Furthermore, due to the larger capital base of NU after the Merger, the financial flexibility will exist to support the existing businesses as well as to take advantage of new business opportunities as they arise.

Expanded Management Resources: In combination, NU and YES will be able to draw on a larger and more diverse mid- and senior-level management pool to lead NU forward in an increasingly competitive environment for the delivery of energy and should be better able to attract and retain the most qualified employees. The employees of NU and YES should also benefit from new opportunities in the expanded organization.

			ii.	Integrated Public Utility System

I.	Electric System

	As applied to electric utility companies, the term "integrated public utility system" is defined in Section 2(a)(29)(A) of the Act as:

a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operation to a single area or region, in one or more states, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

On the basis of this statutory definition, the Commission has established four standards that must be met before the Commission will find that an integrated public utility system will result from a proposed acquisition of securities:

(1)	the utility assets of the system are physically interconnected or capable of physical interconnection;

(2)	the utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system;

(3)	the system must be confined in its operations to a single area or region; and

(4)	the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

Environmental Action, Inc. v. S.E.C., 895 F.2d 1255, 1263 (9th Cir. 1990) (citing In re Electric Energy, Inc., 38 S.E.C. 658, 668 (1958)). NU's electric properties are physically interconnected and have been operated as a single interconnected and coordinated system limited to a single region, the states of Connecticut, New Hampshire and Massachusetts. Furthermore, the NU system is not so large as to impair the advantages of localized management, efficient operation and the effectiveness of regulation. Lastly, NU is a public utility holding company registered under the Act.


		II.	Gas Utility System

	Section 2(a)(29)(B) of the Act defines an "integrated public utility system" as applied to gas utility companies as:

a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operation to a single area or region, in one or more states, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

	The YES gas properties are clearly an integrated system as they are part of one company operated as a single coordinated system limited in its operation to the State of Connecticut.

	For the foregoing reasons, the provisions of Section 10(c)(2) are met.

C.	Section 10(f)

            Section 10(f) provides that:

The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect to such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

	As described in Item 4 of this Application/Declaration, and as evidenced by the application made by the Applicant to the DPUC, NU intends to comply with all applicable state laws related to the proposed transaction.

D.	Other Statutory Provisions - Section 6(a) and 7


The issuance of stock by Merger Sub to NU, the issuance of NU Common Shares in connection with the Merger and the issuance of the short or long term debt to satisfy the cash portion of the consideration are subject to Sections 6 and 7 of the Act.

Section 7(c) sets forth the requirements to be met for the issuance of securities by registered public utility holding companies. Section 7(c)(1) essentially requires that the registered company issue only common stock or debt which is secured by a lien on a physical asset of the company or indirectly secured by a physical asset of a subsidiary. Certain refunding obligations are also permitted.

   	Under Section 7, the Commission shall not permit a declaration regarding the issue or sale of a security to become effective unless it finds that:

            (1) such security is (A) a common stock having a par value and being without preference as to dividends or distributions over and having at least equal voting rights with any outstanding security of the declarant; (B) a bond (i) secured by a first lien on physical property of the declarant, or
(ii) secured by an obligation of a subsidiary company of the declarant secured by a first lien on physical property of such subsidiary company, or
(iii) secured by any other assets of the type and character which the Commission by rules and regulations or order may prescribe as appropriate in the public interest or for the protection of investors; (C) a guaranty of, or assumption of liability on, a security of another company; or (D) a receiver's or trustee's certificate duly authorized by the appropriate court or courts.

	The NU Common Shares to be issued in connection with the Merger have a par value of $5 per share and are of the same type and class of securities which NU currently has outstanding and which is tradable on the New York
Stock Exchange. The common stock of Merger Sub to be issued to NU will be the only class of stock of Merger Sub outstanding. As indicated earlier, NU intends to comply with all state laws concerning the Merger and issuance of shares, including the relevant Connecticut "blue sky" securities laws. Accordingly, the provisions of Sections 6(a) and 7 are satisfied with respect to both the issuance of common stock by Merger Sub to NU and the issuance by NU of the NU Common Shares to satisfy the stock portion of the consideration payable in connection with the Transaction.

In addition, subparagraph (2) of Section 7(c) permits other securities to be issued if certain criteria are met:

           "such security is to be issued or sold solely (A) for the purpose of refunding, extending, exchanging or discharging an outstanding security of the declarant and/or a predecessor company thereof or for the purpose of effecting a merger, consolidation or other reorganization; (B) for the purpose of financing the business of the declarant as a public-utility company; (C) for the purpose of financing the business of the declarant, when the declarant is neither a holding company nor a public-utility company; and/or (D) for necessary and urgent corporate purposes of the declarant where the provisions of [Section 7(c)(1)] would impose an unreasonable financial burden upon the declarant and are not necessary or appropriate in the public interest or for the protection of investors or consumers."

      In order for the Commission to issue an order permitting the issuance of a security not complying with Section 7(c)(1), Section 7(c)(2)(D) requires that the proposed financing (i) be for necessary and urgent corporate purposes of the declarant, (ii) where the provisions of Section 7(c)(1) would impose an unreasonable financial burden upon the declarant and are not necessary or appropriate in the public interest or for the protection of investors or consumers. NU submits that the proposed issuance of short or long term debt is for a necessary and urgent corporate purpose in that it is for the financing of the cash portion of the consideration payable in connection with the merger of YES with and into NU. Also, compliance with the provisions of Section 7(c)(1) would impose an unreasonable financial burden on the declarant by imposing a more costly and unnecessary means of raising the needed capital. Compliance with the provisions of Section 7(c)(1) is not necessary or appropriate in the public interest or for the protection of investors or consumers.

      1. The proposed debt issuance is required for a necessary and urgent corporate purposes of the declarant.

            The proposed financing is required to consummate the Transaction which the Applicant believes is an urgent corporate purpose which will enable the Applicant to compete effectively in the rapidly changing gas and electric industry. As indicated earlier in this Application, the Commission has already acknowledged that the electric and gas industries are converging and that separation of gas and electric businesses may cause the separated entities to be weaker competitors than they would otherwise be together. The Commission has recognized that the combination of electric and gas operations in a single company offers that company a means to compete more effectively in the emerging energy services .

      2. Compliance with the provisions of Section 7(c)(1) would impose an unreasonable burden on the Declarant.

      In the absence of an order under Section 7(c)(2)(D) permitting the issuance of the short or long-term debt by NU, there would be three practical avenues open to NU, as one of a few registered holding companies, to finance investments in permissible energy-related businesses: common stock, short-term debt and subsidiary level financing guaranteed by NU. All would impose an unreasonable cost on NU when compared to the cost of long term financing by NU. Long term debt issuance by NU would be the most efficient, least costly and therefore most competitive means of raising capital for the Transaction.

      3. Compliance with Section 7(c)(1) is neither necessary nor appropriate in the public interest or for the protection of investors or consumers.

      The adequacy of the underlying assets and income stream will be attested for by either the willingness of sophisticated institutions and banks to provide funds to NU for this purpose or, in the case of rated securities, the rating agency evaluating the debentures. Today rating agencies and disclosure laws provide the investor with adequate information concerning a security. The ownership of a debenture issued by a parent holding company in a system where subsidiaries also have debt outstanding is similar to that of a minority common stock holder. As was stated by the Commission in the Release proposing amendments to Rule 52 to, among other things, delete the requirement that common stock only by issued to the parent company:

      "The Commission, in the early years of the Act's history, was concerned about the ability of the stock purchaser to evaluate without adequate and verifiable disclosure, the potential disadvantages of owning a minority interest. The situation is quite different now. Accurate information is readily available to the investor though prospectuses, 10-K filings and other public information, which allows the investor to make an informed decision as to the advisability of purchasing a minority interest. Thus, the Commission believes there may no longer exist valid reasons to prohibit the public-utility subsidiaries of registered holding companies from financing in a manner available to corporate subsidiaries generally." (See HCAR No. 25059, dated March 19, 1990).

            Thus, the Commission has quite clearly indicated that two-tier debt financing may be appropriate today and compliance with Section 7(c)(1) is not necessary for the protection of investors. As discussed above, some debt financing by NU as part of an overall financing program is the most efficient, least costly and therefore most competitive means for NU to fund the cash portion of the consideration payable in connection with the Transaction.

            Section 7(d) sets forth specific findings that, if made, preclude the Commission from permitting the application to go effective. None of such findings should be made in connection with the authorizations sought hereby:

i. the security is not reasonably adapted to the security structure of the declarant and other companies in the same holding company system;

         At a 10-year targeted maturity date, NU anticipates that the cash flow from YES will be sufficient to service and fully amortize the debt issued.


ii. the security is not reasonably adapted to the earning power of the declarant;

      The ability of NU to meet its interest obligations hinges on the earnings of its subsidiaries. NU will have the financial capacity to discharge all of its payment obligations without adversely affecting the operating companies.

iii. financing by the issue and sale of the particular security is not necessary or appropriate to the economical and efficient operation of a business in which the applicant is engaged or has an interest;

      As discussed above, financing with short or long term debt offers distinct advantages over alternative means of obtaining funding.

iv. the fees, commission, or other remuneration, to whomsoever paid, directly or indirectly, in connection with the issue, sale or distribution of the security are not reasonable;

      As discussed above, the fees, commissions, expenses and margins referenced in Item 2 are reasonable.

v. the terms and conditions of the issue or sale of the security are detrimental to the public interest or the interest of investors or consumers.

      The investor and public interest issues are discussed above.

	For the above reasons, the Applicant request approval for the issuance of short- or long- term debt in an amount not to exceed $275 million to satisfy the cash portion of the consideration in connection with the Transaction and for refunding purposes through June 30, 2002.

Item 4.   Regulatory Approvals.

	Set forth below is a summary of the regulatory approvals that NU and YES expect to obtain in connection with the Merger in addition to the approval of the Commission under the Act.


A.	Antitrust Considerations

	Under the HSR Act, NU and YES cannot consummate the Merger until each has submitted certain information to the Antitrust Division of the DOJ and the FTC. Additionally, each company must satisfy specified HSR Act waiting period requirements. The required filings were made by NU and YES on October 29, 1999 and accelerated termination of the waiting period was requested.
The expiration or earlier termination of the HSR Act waiting period will not prevent the DOJ or the FTC from challenging the Merger on antitrust grounds. Neither NU nor YES believes that the Merger will violate Federal antitrust laws. If the Merger is not consummated within 12 months after the expiration or earlier termination of the HSR Act waiting period, NU and YES must submit new information to the DOJ and the FTC, and a new HSR Act waiting period will begin.

B.	Department of Public Utility Control

	NU and YES have filed a joint application with the DPUC, seeking authorization and approval of the Merger. It is anticipated that such approval will be granted. A copy of the application is filed as Exhibit d.1.

C.	Federal Communications Commission

	YES will file the necessary applications with the Federal Communications Commission to seek approval to transfer certain telecommunications licenses which it currently holds and which are necessary for the operation of YES' gas business.

D.	Other Regulatory Matters

	NU and YES and their respective subsidiaries have obtained from various regulatory authorities certain franchises, permits and licenses which may need to be renewed, replaced or transferred in connection with the Merger, and approvals, consents or notifications may be required in connection with such renewals, replacements or transfers.

Item 5. Procedure

	The Applicant hereby requests that the Commission publish a notice under Rule 23 with respect to the filing of this Application as soon as practicable and that the Commission's order be issued as soon as possible. A form of notice suitable for publication in the Federal Register is attached hereto as Exhibit h.1. The Applicant respectfully requests the Commission's approval, pursuant to this Application/Declaration, of all transactions described herein, whether under the sections of the Act and Rules thereunder enumerated in Item 3 or otherwise. It is further requested that the Commission issue an order authorizing the transactions proposed herein at the earliest practicable date but in any event not later than February 1, 2000.
Additionally, the Applicant (i) requests that there not be any recommended decision by a hearing officer or by any responsible officer of the Commission, (ii) consents to the Office of Public Utility Regulation within the Division of Investment Management assisting in the preparation of the Commission's decision, and (iii) waives the 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective immediately.

Item 6. Exhibits and Financial Statement

(a)	Exhibits

b.1	Merger Agreement between Northeast Utilities and Yankee Energy
System, Inc. dated as of June 14, 1999 (See Exhibit 1 in NU's
Current Report on Form 8-K dated June 14, 1999, File No. 1-
5324)*

c.1	Joint Proxy and Registration Statement on Form S-4*

d.1	Application to the Department of Public Utility Control*

f.1	Legal Opinion*

g.1	Financial Data Schedule*

h.2	Form of Notice


(b)	Financial Statements*

*  previously filed

Item 7. Information as to Environmental Effects

	The Transaction neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. The only federal actions related to the Transaction pertain to the Commission's declaration of the effectiveness of the Registration Statement of NU and YES on Form S-4, the approvals and actions described under Item 4 and Commission approval of this Application/Declaration. Consummation of the Transaction will not result in changes in the operations of NU, YES or any of their respective subsidiaries that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

Other Matters

	Except in accordance with the Act, neither NU nor any subsidiary thereof
(a) has acquired an ownership interest in an exempt wholesale generator
("EWG") or a foreign utility company ("FUCO") as defined in Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or a FUCO.

	NU and its subsidiaries are in compliance with Rule 53(a), (b), and (c), as demonstrated by the following determinations:


(i)	NU's aggregate investment in EWGs and FUCOs (i.e., amounts invested in or committed to be invested in EWGs and FUCOs, for which there is recourse to NU) does not exceed 50% of NU and its subsidiaries' consolidated retained earnings as reported for the four most recent quarterly periods on NU's Form 10-K and 10-Qs. As of March 31 ,
1999, the ratio of such investment ($ 49 million) to such consolidated retained earnings ($624 million) was 7.9 percent.

(ii)	Ave Fenix (NU's only EWG or FUCO at this time) maintains books and records, and prepares financial statements in accordance with Rule 53(a)(2). Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request.

(iii)	No employees of NU's public utility subsidiaries have rendered services to the EWGs/FUCOs.

(iv)	NU has submitted (a) a copy of each Form U-1 and Rule 24
certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of NU's public utility subsidiaries.

(v)	Neither NU nor any subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding. In addition, although NU's average consolidated retained earnings ("CREs") for the four most recent quarterly periods have decreased by 10% or more from the average for the previous four quarterly periods (at March 31 ,1998 , NU's
CREs were $ 715 million; at March 31, 1999 NU's CREs were $624 million), NU's aggregate investment in EWGs/FUCOs at such date($ 49 million) did not exceed two percent of NU's consolidated capital invested in utility operations ($124 million).

(vi)	In the previous fiscal year, NU did not report operating losses attributable to its investment in EWGs/FUCOs, unless such losses did not exceed 3 percent of NU's consolidated retained earnings.


SIGNATURES

	Pursuant to the requirement of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date: November 16, 1999

					NORTHEAST UTILITIES


 					By/S/ David R. McHale
					     Name:  David R. McHale
					     Title:    Vice President and Treasurer